Dreyfus Variable Investment Fund, Appreciation Portfolio

ANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Appreciation Portfolio, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Fayez Sarofim, of Fayez Sarofim & Co., Sub-Investment Adviser

Portfolio and Market Performance

After posting gains during the first half of 2007, stocks generally moved lower over the second half of the year when the U.S. economy weakened and a credit crunch spread from the sub-prime mortgage sector of the bond market to other areas of the financial markets. As investors grew more risk averse, they began to turn toward the types of large-cap growth stocks in which the portfolio invests. As a result, the portfolio produced higher returns than its benchmark for the reporting period overall.

For the 12-month period ended December 31, 2007, Dreyfus Variable Investment Fund, Appreciation Portfolio's Initial shares produced a total return of 7.14%, and its Service shares produced a total return of 6.85%.[1] In comparison, the total return of the portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 5.49% for the same period.[2]

The Portfolio's Investment Approach

The portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on large, well-established multinational growth companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. We focus on purchasing reasonably priced growth stocks of fundamentally sound companies in economic sectors that we believe will expand over the next three to five years or longer.

Large-Cap Growth Stocks Returned to Favor in 2007

U.S. stocks, as defined by the S&P 500 Index, posted positive absolute returns in 2007 despite a downturn in the U.S. economy and the effects of a credit crunch emanating from the sub-prime mortgage market over the second half of the year. Concerns regarding declining housing prices, higher energy costs and their potential influence on consumer spending weighed on the U.S. economy and parts of the stock market. The Federal Reserve Board attempted to promote greater market liquidity and forestall a potential recession by reducing the overnight federal funds rate three times between September and December, driving its target for short-term interest rates from 5.25% to 4.25% by the reporting period's end.

In contrast to the flagging U.S. economy, global economic growth remained robust. Consequently, some of the year's stronger gains stemmed from large domestic companies with overseas operations. For example, energy stocks ranked among the top contributors to the S&P 500 Index's results for 2007, with major energy producers benefiting from powerful overseas demand and rising commodity prices. Similarly, materials stocks advanced amid persistently high demand for construction materials in emerging markets, such as China and India. Conversely, U.S. banks, broker-dealers and bond insurers posted sharp declines as they announced substantial sub-prime-related losses. Consumer discretionary stocks also suffered as investors shied away from companies that might be sensitive to slower consumer spending.

Stock Selection Strategy Produced Positive Results

As investors grew increasingly risk averse, they turned away from the smaller, more speculative stocks that led in the market in previous reporting periods. Instead, they began to favor multinational growth companies with a track record of consistent earnings growth across full economic cycles. The portfolio was well positioned for this development. The portfolio's consumer staples stocks, which historically have tended to hold up well when the economy slows, fared particularly well. For example, tobacco giant Altria Group benefited from its spin-off of Kraft Foods and plans to separate from its international tobacco division. Beverage leaders Coca-Cola and PepsiCo achieved robust growth in overseas markets, as did household goods provider Procter & Gamble. Overweighted exposure to energy stocks, such as Exxon Mobil, also boosted the portfolio's relative performance.

Disappointments during 2007 proved to be relatively mild. An underweighted position in information technology stocks prevented the portfolio from participating as fully as the benchmark in the sector's gains, but strong stock selections helped offset a portion of any allocation-related weakness. Similarly, the portfolio held no utilities and missed out on that relatively small sector's advance. Although financial stocks — including some of the banks and brokers ensnared in the sub-prime mortgage debacle — produced negative absolute returns, our stock selection strategy enabled the portfolio's financial holdings to outperform the benchmark's financials component.

New Holdings Expected to Benefit from Ongoing Trends

We added a number of new positions to the portfolio during the reporting period that we believe will help it participate more fully in certain secular growth trends. For example, we added global energy services provider Haliburton to complement existing holdings of integrated oil producers as the major energy companies intensify their search for new sources of production. In the information technology area, Cisco Systems, QUALCOMM and Texas Instruments may give the portfolio greater exposure to rising demand for Internet bandwidth and the rising popularity of wireless "smartphone" products. Among industrial companies, Caterpillar and United Technologies are expected to benefit from the construction boom in overseas markets. In our judgment, economic and market conditions currently are ripe for large-cap growth stocks such as these.

January 15, 2008

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Appreciation Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Initial shares	**7.14%**	**10.64%**	**6.09%**
Service shares	**6.85%**	**10.36%**	**5.89%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Appreciation Portfolio on 12/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2007 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.07	$ 5.34
Ending value (after expenses)	$1,017.30	$1,015.90

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.08	$ 5.35
Ending value (after expenses)	$1,021.17	$1,019.91

† *Expenses are equal to the portfolio's annualized expense ratio of .80% for Initial shares and 1.05% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007

Common Stocks–99.4%	Shares	Value ($)
Agriculture–6.8%		
Altria Group	620,400	**46,889,832**
Consumer Discretionary–9.4%		
Christian Dior	72,700 [a]	9,540,859
McDonald's	204,500	12,047,095
McGraw-Hill Cos.	403,600	17,681,716
News, Cl. A	606,436	12,425,874
News, Cl. B	9,800	208,250
Polo Ralph Lauren	40,000	2,471,600
Target	216,900	10,845,000
		65,220,394
Consumer Staples–23.4%		
Anheuser-Busch Cos.	130,100	6,809,434
Coca-Cola	610,500	37,466,385
Estee Lauder Cos., Cl. A	65,000	2,834,650
Nestle, ADR	217,000	24,894,240
PepsiCo	318,900	24,204,510
Procter & Gamble	410,000	30,102,200
SYSCO	100,000	3,121,000
Wal-Mart Stores	115,700	5,499,221
Walgreen	624,900	23,796,192
Whole Foods Market	70,000 [a]	2,856,000
		161,583,832
Energy–20.0%		
BP, ADR	75,000	5,487,750
Chevron	303,300	28,306,989
ConocoPhillips	215,000	18,984,500
Exxon Mobil	530,064	49,661,696
Halliburton	100,000	3,791,000
Occidental Petroleum	140,000	10,778,600
Royal Dutch Shell, ADR	59,800	5,035,160
Total, ADR	120,000	9,912,000
Transocean	41,975 [a,b]	6,008,721
		137,966,416

Common Stocks (continued)	Shares	Value ($)
Financial—11.3%		
American Express	145,500	7,568,910
American International Group	90,920	5,300,636
Ameriprise Financial	61,500	3,389,265
Bank of America	291,216	12,015,572
Citigroup	521,524	15,353,666
HSBC Holdings, ADR	50,000 [a]	4,185,500
JPMorgan Chase & Co.	345,100	15,063,615
Merrill Lynch & Co.	145,500	7,810,440
SunTrust Banks	116,600	7,286,334
		77,973,938
Health Care—9.1%		
Abbott Laboratories	284,100	15,952,215
Eli Lilly & Co.	80,000	4,271,200
Johnson & Johnson	355,000	23,678,500
Medtronic	65,000	3,267,550
Merck & Co.	180,000	10,459,800
Roche Holding, ADR	64,000	5,523,200
		63,152,465
Industrial—8.4%		
Caterpillar	50,000	3,628,000
Emerson Electric	279,800	15,853,468
Fluor	40,000 [a]	5,828,800
General Electric	745,700	27,643,099
United Technologies	64,000	4,898,560
		57,851,927
Information Technology—9.4%		
Automatic Data Processing	120,000	5,343,600
Cisco Systems	185,000 [b]	5,007,950
Intel	1,054,700	28,118,302
Microsoft	477,300	16,991,880
QUALCOMM	90,000	3,541,500
Texas Instruments	188,500	6,295,900
		65,299,132

Common Stocks (continued)	Shares	Value ($)
Materials—1.6%		
Praxair	121,000	**10,733,910**
Total Common Stocks		
(cost $442,085,497)		**686,671,846**

Other Investment—.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $416,000)	416,000 c	**416,000**

Investment of Cash Collateral for Securities Loaned—3.8%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $26,302,278)	26,302,278 c	**26,302,278**

Total Investments (cost $468,803,775)	**103.3%**	**713,390,124**
Liabilities, Less Cash and Receivables	**(3.3%)**	**(22,962,107)**
Net Assets	**100.0%**	**690,428,017**

ADR—American Depository Receipts

a *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the portfolio's securities on loan is $25,274,401 and the total market value of the collateral held by the portfolio is $26,302,278.*

b *Non-income producing security.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer Staples	23.4	Industrial	8.4
Energy	20.0	Agriculture	6.8
Financial	11.3	Money Market Investments	3.9
Information Technology	9.4	Materials	1.6
Consumer Discretionary	9.4		
Health Care	9.1		**103.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $25,274,401)–Note 1(c):		
Unaffiliated issuers	442,085,497	686,671,846
Affiliated issuers	26,718,278	26,718,278
Cash		223,253
Receivable for investment securities sold		11,882,974
Receivable for shares of Beneficial Interest subscribed		1,223,884
Dividends and interest receivable		1,076,603
Prepaid expenses		25,506
		727,822,344
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		321,814
Due to Fayez Sarofim & Co.		188,039
Liability for securities on loan–Note 1(c)		26,302,278
Payable for shares of Beneficial Interest redeemed		10,460,372
Interest payable–Note 2		55,160
Accrued expenses		66,664
		37,394,327
Net Assets ($)		**690,428,017**
Composition of Net Assets ($):		
Paid-in capital		392,225,623
Accumulated undistributed investment income–net		11,117,042
Accumulated net realized gain (loss) on investments		42,499,024
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		244,586,328
Net Assets ($)		**690,428,017**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	569,422,233	121,005,784
Shares Outstanding	12,694,451	2,713,772
Net Asset Value Per Share ($)	**44.86**	**44.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $206,896 foreign taxes withheld at source):	
Unaffiliated issuers	17,263,293
Affiliated issuers	51,114
Income from securities lending	88,253
Total Income	**17,402,660**
Expenses:	
Investment advisory fee–Note 3(a)	3,265,105
Sub-investment advisory fee–Note 3(a)	2,365,105
Distribution fees–Note 3(b)	297,138
Prospectus and shareholders' reports	107,379
Custodian fees–Note 3(b)	61,027
Interest expense–Note 2	58,307
Professional fees	52,990
Trustees' fees and expenses–Note 3(c)	39,642
Loan commitment fees–Note 2	5,925
Shareholder servicing costs–Note 3(b)	5,693
Miscellaneous	25,809
Total Expenses	**6,284,120**
Investment Income–Net	**11,118,540**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	56,502,140
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(16,029,486)
Net Realized and Unrealized Gain (Loss) on Investments	**40,472,654**
Net Increase in Net Assets Resulting from Operations	**51,591,194**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	11,118,540	11,899,481
Net realized gain (loss) on investments	56,502,140	26,807,980
Net unrealized appreciation (depreciation) on investments	(16,029,486)	78,292,140
Net Increase (Decrease) in Net Assets Resulting from Operations	**51,591,194**	**116,999,601**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial Shares	(10,305,011)	(10,501,808)
Service Shares	(1,592,630)	(1,443,242)
Total Dividends	**(11,897,641)**	**(11,945,050)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	41,265,860	69,395,793
Service Shares	33,395,223	40,577,961
Dividends reinvested:		
Initial Shares	10,305,011	10,501,808
Service Shares	1,592,630	1,443,242
Cost of shares redeemed:		
Initial Shares	(197,317,992)	(174,553,296)
Service Shares	(34,288,008)	(41,477,673)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(145,047,276)**	**(94,112,165)**
Total Increase (Decrease) in Net Assets	**(105,353,723)**	**10,942,386**
Net Assets ($):		
Beginning of Period	795,781,740	784,839,354
End of Period	**690,428,017**	**795,781,740**
Undistributed investment income–net	11,117,042	11,896,886

	Year Ended December 31,	
	2007	2006
Capital Share Transactions:		
Initial Shares		
Shares sold	948,930	1,796,884
Shares issued for dividends reinvested	247,360	280,272
Shares redeemed	(4,506,835)	(4,494,201)
Net Increase (Decrease) in Shares Outstanding	**(3,310,545)**	**(2,417,045)**
Service Shares		
Shares sold	754,362	1,029,879
Shares issued for dividends reinvested	38,386	38,651
Shares redeemed	(790,386)	(1,097,163)
Net Increase (Decrease) in Shares Outstanding	**2,362**	**(28,633)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	42.55	37.11	35.56	34.42	28.79
Investment Operations:					
Investment income−net[a]	.66	.61	.54	.56	.43
Net realized and unrealized gain (loss) on investments	2.32	5.42	1.02	1.18	5.64
Total from Investment Operations	2.98	6.03	1.56	1.74	6.07
Distributions:					
Dividends from investment income−net	(.67)	(.59)	(.01)	(.60)	(.44)
Net asset value, end of period	44.86	42.55	37.11	35.56	34.42
Total Return (%)	7.14	16.48	4.38	5.05	21.17
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80	.82	.80	.79	.80
Ratio of net investment income to average net assets	1.52	1.58	1.48	1.60	1.41
Portfolio Turnover Rate	5.17	3.86	2.67	1.64	4.60
Net Assets, end of period ($ x 1,000)	569,422	681,035	683,667	766,169	821,319

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	42.32	36.92	35.46	34.31	28.71
Investment Operations:					
Investment income—net [a]	.56	.51	.45	.46	.36
Net realized and unrealized gain (loss) on investments	2.30	5.41	1.01	1.19	5.61
Total from Investment Operations	2.86	5.92	1.46	1.65	5.97
Distributions:					
Dividends from investment income—net	(.59)	(.52)	–	(.50)	(.37)
Net asset value, end of period	44.59	42.32	36.92	35.46	34.31
Total Return (%)	6.85	16.21	4.12	4.80	20.83
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.05	1.07	1.05	1.04	1.05
Ratio of net investment income to average net assets	1.27	1.33	1.24	1.34	1.16
Portfolio Turnover Rate	5.17	3.86	2.67	1.64	4.60
Net Assets, end of period ($ x 1,000)	121,006	114,746	101,172	80,529	89,121

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Appreciation Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("the Manager" or "Dreyfus") serves as the portfolio's investment adviser. Fayez Sarofim & Co. ("Sarofim & Co.") serves as the portfolio's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $37,823 from lending portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended December 31, 2007.

The portfolio is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $11,212,115, undistributed capital gains $42,403,965 and unrealized appreciation $244,586,314.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $11,897,641 and $11,945,050, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency exchange gains and losses, the portfolio decreased accumulated undistributed investment income-net by $743 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007 was approximately $1,027,500, with a related weighted average annualized interest rate of 5.67%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is based on the value of the portfolio's average daily net assets and is computed at the following annual rates: .55% of the first $150 million; .50% of the next $150 million; and .375% over $300 million. The fee is payable monthly. Pursuant to a Sub-Investment Advisory Agreement with Sarofim & Co., the sub-investment advisory fee is based upon the value of the portfolio's average daily net assets and is computed at the following annual rates: .20% of the first $150 million; .25% of the next $150 million; and .375% over $300 million. The fee is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2007, Service shares were charged $297,138 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $1,265 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $61,027 pursuant to the custody agreement.

During the period ended December 31, 2007, the portfolio was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $264,477, Rule 12b-1 distribution plan fees $27,878, custodian fees $25,648, chief compliance officer fees $3,616 and transfer agency per account fees $195.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $38,697,804 and $186,205,298, respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $468,803,789; accordingly, accumulated net unrealized appreciation on investments was $244,586,335, consisting of $251,391,508 gross unrealized appreciation and $6,805,173 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Appreciation Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Appreciation Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Appreciation Portfolio at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1990)

Principal Occupation During Past 5 Years:

- President, The International Institute for Conflict Prevention and Resolution, a non- profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:

- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:

- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:

- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

——————————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Appreciation Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0112AR1207

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

ANNUAL REPORT December 31, 2007



**Dreyfus**
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



Dreyfus Variable Investment Fund,
Developing Leaders Portfolio

The Portfolio

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Developing Leaders Portfolio, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF PERFORMANCE

For the reporting period of January 1, 2007, through December 31, 2007, as provided by Franklin Portfolio Associates Smallcap Team, Portfolio Managers

Market and Portfolio Performance Overview

Shifting economic conditions led to heightened market volatility in 2007. Stocks generally rose during the first half of the year in response to global economic expansion, but declined over the second half under pressure from slowing U.S. growth and a credit crunch emanating from the troubled subprime mortgage market. Small-cap stocks generally underperformed their large-cap counterparts as market strength rotated from small-cap and value-oriented stocks toward larger, more growth-oriented shares. The portfolio underperformed its benchmark, primarily due to the weak performance of several stocks that ranked high on our valuation-related metrics.

For the 12-month period ended December 31, 2007, Dreyfus Variable Investment Fund, Developing Leaders Portfolio produced total returns of –11.06% for its Initial shares and –11.28% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of –1.57% for the same period.[2]

The Portfolio's Investment Approach

We select small-cap stocks through a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model, which measures more than 40 stock characteristics to identify and rank stocks based on fundamental momentum, relative value, future value, long-term growth and other factors. Over time, we attempt to construct a portfolio that has exposure to industries and market capitalizations generally similar to the portfolio's benchmark. Within each sector, we seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

Our Valuation Metrics Underperformed Market Averages

During the reporting period, the market tended to reward relatively high-priced stocks that exhibited strong growth characteristics, while disregarding many of the valuation metrics on which the portfolio relies. As a result, several holdings that appeared to us to be attractively valued significantly underperformed the benchmark. In some cases, these stocks suffered as a direct result of clear economic trends. For example, financial services providers Ocwen Financial, BankUnited Financial and Fremont General declined as a result of their exposure to the sub-prime loan market. Similarly, consumer-related holdings, such as restaurant chain Ruby Tuesday and discount retailer Big Lots, were hurt by declining consumer confidence. Other firms, such as plastics maker Spartech, suffered from the decline in residential construction during the reporting period.

In other instances, company-specific issues were primarily responsible for a holding's negative performance. Cosmetic laser system developer Palomar Medical Technologies slipped after reporting disappointing earnings and revenues. Independent oil refiner Western Refining lost ground during the second half of 2007 due to rising operational and maintenance costs. Digital media products and services provider RealNetworks was undermined by broad economic weakness and the highly competitive environment in which it operates.

On the other hand, the portfolio benefited from certain investments in global companies with a significant presence in overseas markets. Two of the portfolio's top performers, agricultural basic materials producers CF Industries Holdings and Terra Industries, each advanced by roughly 300%, primarily on the strength of higher agricultural commodity prices and strong global demand for fertilizers. GrafTech International, a producer of graphite and carbon-based products used in a wide range of industries around the world, rose after announcing sharply higher earnings per share for the first quarter of 2007 than for the same period in 2006, and significantly increasing its forward-looking sales growth guidance. Internet-based travel services provider Priceline.com climbed throughout the reporting period, bolstered by impressive European growth and improving domestic performance.

Staying the Course in a Turbulent Market

The market's recent shift from value toward growth/momentum may have been exacerbated by negative developments in the sub-prime lending market. Nevertheless, we believe these developments represent the kind of cyclical market shift we have seen many times in the past and will no doubt encounter again. During such turbulent times, we think it more important than ever to maintain a consistent, disciplined investment approach. We also believe it is important to maintain a blend of holdings that appear attractive from both valuation and momentum perspectives, as we believe that over the long run it is these stocks that have the best opportunity to outperform, regardless of whether we return to a more value-led market or whether we move into a broader, more traditional growth cycle. Accordingly, as of the end of the reporting period, we have remained fully committed to our disciplined, quantitative investment approach, which balances growth and value factors to identify the most attractive opportunities in the small-cap market.

January 15, 2008

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Developing Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio's managers are dual employees of Franklin Portfolio Associates and Dreyfus.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio Initial shares and Service shares and the Russell 2000 Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Initial shares	**(11.06)%**	**7.44%**	**3.89%**
Service shares	**(11.28)%**	**7.18%**	**3.70%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Developing Leaders Portfolio on 12/31/97 to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2007 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.93	$ 5.10
Ending value (after expenses)	$856.20	$855.20

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.28	$ 5.55
Ending value (after expenses)	$1,020.97	$1,019.71

† *Expenses are equal to the portfolio's annualized expense ratio of .84% for Initial shares and 1.09% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007

Common Stocks–99.3%	Shares	Value ($)
Commercial & Professional Services–10.9%		
Anixter International	67,300 a	4,190,771
Applied Industrial Technologies	36,700	1,065,034
CDI	14,900	361,474
COMSYS IT Partners	208,900 a,b	3,296,442
Concur Technologies	43,900 b	1,589,619
Deluxe	73,500 a	2,417,415
IKON Office Solutions	378,100	4,922,862
Kelly Services, Cl. A	42,100 a	785,586
Kforce	124,500 a,b	1,213,875
MPS Group	225,900 a,b	2,471,346
Perficient	25,100 b	395,074
Performance Food Group	148,000 a,b	3,976,760
Portfolio Recovery Associates	38,600 a	1,531,262
PSS World Medical	25,700 b	502,949
Rush Enterprises, Cl. A	151,500 a,b	2,754,270
ScanSource	83,800 a,b	2,710,930
School Specialty	56,900 b	1,965,895
Spherion	395,300 b	2,877,784
TeleTech Holdings	185,600 b	3,947,712
United Stationers	83,200 a,b	3,844,672
Viad	125,200	3,953,816
		50,775,548
Communications–1.5%		
Alaska Communications Systems Group	259,700 a	3,895,500
Centennial Communications	72,500 a,b	673,525
NTELOS Holdings	76,100	2,259,409
		6,828,434
Consumer Durables–2.8%		
Avatar Holdings	44,300 a,b	1,852,626
Cooper Tire & Rubber	22,500 a	373,050
Fossil	124,300 a,b	5,218,114
LoJack	204,377 a,b	3,435,577
Polaris Industries	49,500 a	2,364,615
		13,243,982

Common Stocks (continued)	Shares	Value ($)
Consumer Non-Durables–4.5%		
American Greetings, Cl. A	156,200	3,170,860
Cal-Maine Foods	88,700 a	2,353,211
Central European Distribution	17,900 b	1,039,632
Central Garden & Pet, Cl. A	67,200 b	360,192
Flowers Foods	38,400 a	898,944
Imperial Sugar	180,300 a	3,384,231
NBTY	51,400 b	1,408,360
Perry Ellis International	142,900 a,b	2,197,802
Sanderson Farms	30,900 a	1,043,802
Universal	44,900 a	2,299,778
USANA Health Sciences	58,800 a,b	2,180,304
Warnaco Group	21,200 b	737,760
		21,074,876
Consumer Services–5.8%		
Belo, Cl. A	161,600 a	2,818,304
Entercom Communications, Cl. A	49,100 a	672,179
Jack in the Box	163,000 a,b	4,200,510
Lee Enterprises	53,100 a	777,915
Monarch Casino & Resort	48,600 b	1,170,288
Pre-Paid Legal Services	36,900 a,b	2,042,415
Premier Exhibitions	131,800 a,b	1,441,892
Priceline.com	53,500 a,b	6,145,010
Ruby Tuesday	194,400 a	1,895,400
Sinclair Broadcast Group, Cl. A	334,500 a	2,746,245
Sotheby's	87,000 a	3,314,700
		27,224,858
Electronic Technology–10.9%		
Advanced Energy Industries	177,200 a,b	2,317,776
Amkor Technology	252,400 a,b	2,152,972
Anaren	54,800 a,b	903,652
Arris Group	95,400 a,b	952,092
Baldor Electric	34,500	1,161,270
Blue Coat Systems	65,800 b	2,162,846
Ceradyne	82,300 b	3,862,339
Comtech Telecommunications	57,200 b	3,089,372
CTS	130,000	1,290,900

Common Stocks (continued)	Shares	Value ($)
Electronic Technology (continued)		
Cubic	15,700	615,440
Cymer	36,100 a,b	1,405,373
Dionex	10,300 b	853,458
EMS Technologies	37,200 a,b	1,124,928
Exar	325,666 a,b	2,595,558
FARO Technologies	17,200 b	467,496
FEI	35,200 a,b	874,016
GeoEye	17,200 b	578,780
Immersion	242,500 a,b	3,140,375
Intevac	250,500 a,b	3,642,270
Methode Electronics	66,500	1,093,260
MIPS Technologies	185,100 a,b	918,096
Novatel Wireless	214,500 a,b	3,474,900
ON Semiconductor	218,300 a,b	1,938,504
Oplink Communications	131,100 a,b	2,012,385
Orbital Sciences	211,200 a,b	5,178,624
Power Integrations	55,500 b	1,910,865
Sigma Designs	19,800 b	1,092,960
		50,810,507
Energy Minerals−4.4%		
Atlas America	82,900	4,906,022
Bois d'Arc Energy	187,000 a,b	3,711,950
Mariner Energy	222,900 a,b	5,099,952
PetroHawk Energy	181,400 b	3,140,034
Resource America, Cl. A	49,200 a	721,764
Western Refining	110,700 a	2,680,047
		20,259,769
Finance−13.4%		
Amerisafe	61,700 b	956,967
AmTrust Financial Services	72,100 a	992,817
Apollo Investment	76,400	1,302,620
Aspen Insurance Holdings	25,900	746,956
BankUnited Financial, Cl. A	68,400 a	471,960
Cathay General Bancorp	59,400 a	1,573,506
Commerce Group	119,400 a	4,296,012
Community Bank System	26,000 a	516,620

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Corus Bankshares	234,600 a	2,503,182
Financial Federal	32,000	713,280
First Financial Bancorp	107,100	1,220,940
First Midwest Bancorp	33,800 a	1,034,280
FirstFed Financial	74,800 a,b	2,679,336
FirstMerit	170,200 a	3,405,702
Frontier Financial	96,400 a	1,790,148
Great Southern Bancorp	24,800 a	544,608
Greenhill & Co.	48,900 a	3,250,872
KNBT Bancorp	32,600 a	502,692
Max Capital Group	44,000	1,231,560
National Penn Bancshares	101,352 a	1,534,469
NYMAGIC	29,800 a	689,274
Ocwen Financial	347,100 a,b	1,922,934
Odyssey Re Holdings	119,200	4,375,832
Pacific Capital Bancorp	212,400 a	4,275,612
Phoenix Cos.	350,600 a	4,161,622
RLI	77,600 a	4,406,904
RSC Holdings	156,200 a,b	1,960,310
Susquehanna Bancshares	154,100 a	2,841,604
SVB Financial Group	35,300 a,b	1,779,120
SWS Group	29,700	376,299
Trustmark	19,500 a	494,520
UMB Financial	13,900	533,204
WesBanco	27,900 a	574,740
WSFS Financial	23,100	1,159,620
Zenith National Insurance	31,500 a	1,408,995
		62,229,117
Health Care Technology−10.4%		
American Oriental Bioengineering	241,300 a,b	2,673,604
Analogic	26,700	1,808,124
Auxilium Pharmaceuticals	145,500 a,b	4,363,545
Bruker BioSciences	217,800 a,b	2,896,740
CONMED	150,400 b	3,475,744
Cubist Pharmaceuticals	215,100 a,b	4,411,701
Cutera	45,100 a,b	708,070
Cynosure, Cl. A	120,572 a,b	3,190,335

Common Stocks (continued)	Shares	Value ($)
Health Care Technology (continued)		
Exelixis	43,200 a,b	372,816
Geron	53,300 a,b	302,744
GTX	105,500 a,b	1,513,925
Hologic	41,200 b	2,827,968
Immucor	138,300 b	4,700,817
Integra LifeSciences Holdings	16,000 a,b	670,880
Lifecell	69,200 a,b	2,983,212
Martek Biosciences	18,800 b	556,104
Onyx Pharmaceuticals	26,600 b	1,479,492
OSI Pharmaceuticals	61,800 a,b	2,997,918
Par Pharmaceutical Cos.	21,400 b	513,600
PharmaNet Development Group	18,700 b	733,227
Sciele Pharma	176,800 a,b	3,615,560
ViroPharma	145,700 a,b	1,156,858
XenoPort	11,500 b	642,620
		48,595,604
Industrial Services–3.7%		
Dycom Industries	88,600 b	2,361,190
EMCOR Group	61,500 b	1,453,245
Grey Wolf	381,300 a,b	2,032,329
MarkWest Hydrocarbon	13,100 a	820,715
Michael Baker	96,500 b	3,966,150
Perini	83,600 b	3,462,712
Trico Marine Services	90,700 b	3,357,714
		17,454,055
Non-Energy Minerals–2.1%		
Kaiser Aluminum	55,200	4,387,296
Olin	184,500 a	3,566,385
Quanex	26,100	1,354,590
Worthington Industries	23,600 a	421,968
		9,730,239
Process Industries–6.7%		
AptarGroup	74,300 a	3,039,613
Buckeye Technologies	40,900 b	511,250
CF Industries Holdings	69,900 a	7,693,194
GrafTech International	309,100 a,b	5,486,525
Headwaters	107,200 a,b	1,258,528

Common Stocks (continued)	Shares		Value ($)
Process Industries (continued)			
Landec	90,400	b	1,211,360
Mercer International	93,600	a,b	732,888
Schulman (A.)	30,800	a	663,740
Sensient Technologies	45,000	a	1,272,600
Spartech	142,300	a	2,006,430
Terra Industries	153,400	a,b	7,326,384
			31,202,512
Producer Manufacturing–5.3%			
Aaon	45,900		909,738
Ampco-Pittsburgh	15,500		591,015
Apogee Enterprises	134,200		2,296,162
Astec Industries	26,400	a,b	981,816
Chart Industries	129,500	b	4,001,550
Encore Wire	48,600	a	773,712
FuelCell Energy	268,400	a,b	2,662,528
Genlyte Group	12,800	a,b	1,218,560
Goodman Global	60,400	a,b	1,482,216
Kadant	25,500	a,b	756,585
Knoll	235,900	a	3,875,837
Mueller Industries	16,800		487,032
Regal-Beloit	28,600	a	1,285,570
Wabtec	92,400	a	3,182,256
			24,504,577
Retail Trade–4.6%			
Aeropostale	171,800	a,b	4,552,700
Asbury Automotive Group	195,200		2,937,760
Big Lots	181,000	a,b	2,894,190
Ingles Markets, Cl. A	59,300		1,505,627
JoS. A. Bank Clothiers	95,600	a,b	2,719,820
Men's Wearhouse	25,900		698,782
Systemax	228,500	a	4,643,120
Winn-Dixie Stores	86,000	a,b	1,450,820
			21,402,819
Technology Services–8.1%			
Air Methods	8,700	b	432,129

Common Stocks (continued)	Shares		Value ($)
Technology Services (continued)			
Albany Molecular Research	132,000	a,b	1,898,160
AMERIGROUP	72,700	a,b	2,649,915
Ansoft	84,800	b	2,192,080
Apria Healthcare Group	176,000	a,b	3,796,320
CSG Systems International	113,700	a,b	1,673,664
HealthSpring	20,600	b	392,430
Heartland Payment Systems	18,700	a	501,160
Interwoven	201,900	b	2,871,018
JDA Software Group	127,100	b	2,600,466
Level 3 Communications	1	b	3
LHC Group	26,000	a,b	649,480
Macrovision	24,600	b	450,918
Manhattan Associates	181,000	b	4,771,160
SPSS	51,500	b	1,849,365
SRA International, Cl. A	16,100	a,b	474,145
Sunrise Senior Living	22,300	a,b	684,164
Sykes Enterprises	238,900	b	4,300,200
VASCO Data Security International	51,000	a,b	1,423,920
Vignette	291,400	b	4,257,354
			37,868,051
Transportation−.9%			
Pacer International	172,800	a	2,522,880
Pinnacle Airlines	67,100	a,b	1,023,275
Saia	44,200	b	587,860
			4,134,015
Utilities−3.3%			
CH Energy Group	61,100	a	2,721,394
El Paso Electric	194,200	b	4,965,694
MGE Energy	18,200	a	645,554
New Jersey Resources	48,500	a	2,425,970
Piedmont Natural Gas	89,200	a	2,333,472
Portland General Electric	78,600		2,183,508
			15,275,592
Total Common Stocks			
(cost $492,248,233)			**462,614,555**

Other Investment–.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $3,050,000)	3,050,000 ^c	**3,050,000**
Investment of Cash Collateral for Securities Loaned–35.3%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $164,481,878)	164,481,878 ^c	**164,481,878**
Total Investments (cost $659,780,111)	**135.3%**	**630,146,433**
Liabilities, Less Cash and Receivables	**(35.3%)**	**(164,401,144)**
Net Assets	**100.0%**	**465,745,289**

^a *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the portfolio's securities on loan is $160,211,742 and the total market value of the collateral held by the portfolio is $168,940,817, consisting of cash collateral of $164,481,878 and U.S. Government and agency securities valued at $4,458,939.*

^b *Non-income producing security.*

^c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	36.0	Consumer Non-Durables	4.5
Finance	13.4	Energy Minerals	4.4
Electronic Technology	10.9	Industrial Services	3.7
Commercial & Professional Services	10.9	Utilities	3.3
Health Care Technology	10.4	Consumer Durables	2.8
Technology Services	8.1	Non-Energy Minerals	2.1
Process Industries	6.7	Communications	1.5
Consumer Services	5.8	Transportation	.9
Producer Manufacturing	5.3		
Retail Trade	4.6		**135.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $160,211,742)–Note 1(c):		
Unaffiliated issuers	492,248,233	462,614,555
Affiliated issuers	167,531,878	167,531,878
Cash		111,941
Dividends and interest receivable		991,984
Receivable for shares of Beneficial Interest subscribed		22,064
Prepaid expenses		37,759
		631,310,181
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		330,782
Liability for securities on loan–Note 1(c)		164,481,878
Payable for shares of Beneficial Interest redeemed		584,600
Interest payable–Note 2		7,028
Accrued expenses		160,604
		165,564,892
Net Assets ($)		**465,745,289**
Composition of Net Assets ($):		
Paid-in capital		487,689,027
Accumulated undistributed investment income–net		3,313,210
Accumulated net realized gain (loss) on investments		4,376,730
Accumulated net unrealized appreciation (depreciation) on investments		(29,633,678)
Net Assets ($)		**465,745,289**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	447,446,581	18,298,708
Shares Outstanding	13,833,947	572,905
Net Asset Value Per Share ($)	**32.34**	**31.94**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):

Income:

Cash dividends (net of $1,395 foreign taxes withheld at source):	
Unaffiliated issuers	7,188,165
Affiliated issuers	109,378
Income from securities lending	1,109,682
Total Income	**8,407,225**
Expenses:	
Investment advisory fee–Note 3(a)	4,301,798
Prospectus and shareholders' reports	182,650
Custodian fees–Note 3(b)	52,733
Distribution fees–Note 3(b)	51,882
Professional fees	40,940
Trustees' fees and expenses–Note 3(c)	27,421
Interest expense–Note 2	7,028
Loan commitment fees–Note 2	5,633
Shareholder servicing costs–Note 3(b)	5,569
Miscellaneous	24,150
Total Expenses	**4,699,804**
Investment Income–Net	**3,707,421**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	3,676,310
Net unrealized appreciation (depreciation) on investments	(66,170,150)
Net Realized and Unrealized Gain (Loss) on Investments	**(62,493,840)**
Net (Decrease) in Net Assets Resulting from Operations	**(58,786,419)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	3,707,421	5,325,720
Net realized gain (loss) on investments	3,676,310	76,395,773
Net unrealized appreciation (depreciation) on investments	(66,170,150)	(57,945,192)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(58,786,419)**	**23,776,301**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(4,284,675)	(2,859,929)
Service shares	(97,644)	(36,703)
Net realized gain on investments:		
Initial shares	(74,911,573)	(59,143,340)
Service shares	(2,697,864)	(1,897,570)
Total Dividends	**(81,991,756)**	**(63,937,542)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	16,144,677	28,698,627
Service shares	3,462,954	3,755,306
Dividends reinvested:		
Initial shares	79,196,248	62,003,269
Service shares	2,795,508	1,934,273
Cost of shares redeemed:		
Initial shares	(145,698,313)	(162,998,146)
Service shares	(4,503,858)	(5,485,460)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(48,602,784)**	**(72,092,131)**
Total Increase (Decrease) in Net Assets	**(189,380,959)**	**(112,253,372)**
Net Assets ($):		
Beginning of Period	655,126,248	767,379,620
End of Period	**465,745,289**	**655,126,248**
Undistributed investment income–net	3,313,210	5,173,339

	Year Ended December 31,	
	2007	2006
Capital Share Transactions:		
Initial Shares		
Shares sold	442,684	684,422
Shares issued for dividends reinvested	2,190,161	1,394,899
Shares redeemed	(3,870,813)	(3,947,455)
Net Increase (Decrease) in Shares Outstanding	**(1,237,968)**	**(1,868,134)**
Service Shares		
Shares sold	96,977	89,868
Shares issued for dividends reinvested	78,131	43,931
Shares redeemed	(123,606)	(135,519)
Net Increase (Decrease) in Shares Outstanding	**51,502**	**(1,720)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	42.03	43.96	41.55	37.39	28.40
Investment Operations:					
Investment income–net[a]	.24	.31	.18	.08	.01
Net realized and unrealized gain (loss) on investments	(4.29)	1.56	2.23	4.16	8.99
Total from Investment Operations	(4.05)	1.87	2.41	4.24	9.00
Distributions:					
Dividends from investment income–net	(.31)	(.18)	–	(.08)	(.01)
Dividends from net realized gain on investments	(5.33)	(3.62)	–	–	–
Total Distributions	(5.64)	(3.80)	–	(.08)	(.01)
Net asset value, end of period	32.34	42.03	43.96	41.55	37.39
Total Return (%)	(11.06)	3.77	5.80	11.34	31.69
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.82	.81	.79	.82
Ratio of net investment income to average net assets	.66	.75	.43	.20	.03
Portfolio Turnover Rate	90.75	97.52	67.11	56.06	69.34
Net Assets, end of period ($ x 1,000)	447,447	633,459	744,621	788,943	744,866

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	41.56	43.51	41.22	37.12	28.26
Investment Operations:					
Investment income (loss)–net[a]	.15	.21	.07	(.02)	(.07)
Net realized and unrealized gain (loss) on investments	(4.25)	1.53	2.22	4.12	8.93
Total from Investment Operations	(4.10)	1.74	2.29	4.10	8.86
Distributions:					
Dividends from investment income–net	(.19)	(.07)	–	–	–
Dividends from net realized gain on investments	(5.33)	(3.62)	–	–	–
Total Distributions	(5.52)	(3.69)	–	–	–
Net asset value, end of period	31.94	41.56	43.51	41.22	37.12
Total Return (%)	(11.28)	3.52	5.56	11.05	31.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.08	1.06	1.04	1.07
Ratio of net investment income (loss) to average net assets	.42	.51	.18	(.04)	(.22)
Portfolio Turnover Rate	90.75	97.52	67.11	56.06	69.34
Net Assets, end of period ($ x 1,000)	18,299	21,667	22,759	22,061	17,523

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Developing Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees.

For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $475,578, from lending portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended December 31, 2007.

The portfolio is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $9,803,398, undistributed capital gains $13,691,340 and unrealized depreciation $29,953,981. In addition, the portfolio had $15,484,495 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of all distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $4,382,319 and $2,896,632, and long-term capital gains $77,609,437 and $61,040,910, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the portfolio decreased accumulated undistributed investment income-net by $1,185,231 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007, was approximately $125,700 with a related weighted average annualized interest rate of 5.59%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2007, Service shares were charged $51,882 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $897 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $52,733 pursuant to the custody agreement.

During the period ended December 31, 2007, the portfolio was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $301,484, Rule 12b-1 distribution plan fees $3,952, custodian fees $21,580, chief compliance officer fees $3,616 and transfer agency per account fees $150.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $517,287,086 and $645,061,062, respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $660,100,414; accordingly, accumulated net unrealized depreciation on investments was $29,953,981, consisting of $44,448,050 gross unrealized appreciation and $74,402,031 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Developing Leaders Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Developing Leaders Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Developing Leaders Portfolio at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $5.3325 per share as a long-term capital gain distribution paid on March 28, 2007 and also the portfolio hereby designates 99.94% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non- profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

——————————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Developing Leaders Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0121AR1207

Dreyfus Variable Investment Fund, Growth and Income Portfolio

ANNUAL REPORT December 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Growth and Income Portfolio, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by John B. Jares, CFA, Portfolio Manager

Portfolio and Market Performance Overview

Stifled consumer spending, a slowing U.S. economy and turmoil in the subprime mortgage market weighed on stocks during the second half of the reporting period, offsetting many first-half gains. However, large-capitalization stocks posted better returns than other capitalization ranges over the final six months of the year, generally due to decent corporate earnings and robust global economic growth. The portfolio produced higher returns than its benchmark, primarily due to the success of our sector allocation and stock selection strategies.

For the 12-month period ended December 31, 2007, Dreyfus Variable Investment Fund, Growth and Income Portfolio achieved an 8.44% total return for its Initial shares and an 8.19% total return for its Service shares.[1] The portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), returned 5.49% for the same period.[2]

The Portfolio's Investment Approach

To pursue the portfolio's goal of seeking long-term capital growth, current income and growth of income consistent with reasonable investment risk, the portfolio invests primarily in stocks of domestic and foreign issuers. We employ a "growth style" of investing, seeking companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We follow a consistent "bottom-up" approach that emphasizes individual stock selection. Income is generated primarily from dividend-paying stocks in which the portfolio may invest.

Financial, Consumer and Technology Stocks Bolstered the Portfolio's Performance

Despite the headwinds of slowing U.S. economic growth, higher energy costs and a credit crisis that originated in the sub-prime mortgage market, numerous large-cap companies benefited from greater pricing power amid moderate inflation. In addition, a weak U.S. dollar and a robust global economy spurred growing demand for products and services from U.S.-based multinational companies.

The portfolio's stock selection strategy, paired with strong sector allocations, produced relatively attractive returns in this environment. An underweighted position in the financials sector helped shelter the portfolio from ongoing problems experienced by many financial firms in the deteriorating sub-prime mortgage market. In addition, we steered away from those companies directly exposed to the mortgage industry, and we focused instead on companies such as brokerage house Charles Schwab, which benefited from strong asset inflows and a successful restructuring plan. Financial exchange CME Group also provided notably positive results, as its merger with the Chicago Board of Trade is expected to produce higher trade volumes, technology upgrades and product enhancements.

Despite a generally lackluster consumer spending environment, the portfolio's selections of consumer discretionary stocks were a boon to performance. For example, apparel retailer Gap, Inc. gained as a result of solid execution in the midst of a corporate turnaround. Relatively heavy exposure to the information technology sector also benefited the portfolio. Apple's share price was driven higher by the popularity of its products, while increased sales volumes of gaming platforms and software supported Microsoft's stock price. Google garnered a larger share of the search-engine market, and computer hardware manufacturer Hewlett-Packard captured a greater percentage of personal computer sales.

Energy, Materials and Industrials Lagged the Averages

Robust demand from the world's emerging markets was a primary driver of performance for the energy, industrials and materials sectors. Although the portfolio invested in winners such as Exxon Mobil, its lack of exposure to other top performers in these sectors detracted from relative performance. In addition, relatively light allocations to these strong-performing areas hampered returns compared to the benchmark. A lack of exposure to utilities companies, where we found no compelling growth opportunities, also held back returns during the reporting period.

Despite the positive contributions provided by the financials, consumer discretionary and information technology sectors, several stocks in these economic segments weighed on the portfolio's return. Banking giant Citigroup fell victim to sub-prime mortgage turmoil, and retailer Home Depot suffered from lackluster consumer spending as well as decreased activity in the housing industry. Semiconductor manufacturer Marvell Technology Group reported sub-par profitability in a newly purchased processor line. Broadcom Corporation, another semiconductor firm, was bridled by increased research-and-development expenditures for its venture into "baseband" solutions for cell phone usage.

Watching the Signs of Recession

As of year-end, a number of economic obstacles, such as rising unemployment and a housing recession, have depressed investor sentiment. Volatility caused by the anticipation of changes in government policy that typically occur during an election year may also weigh on the market. However, we believe that steps taken by the Chinese government to slow its economy may, in turn, reduce inflation in the U.S., contributing to improved domestic economic progress. We also expect the Federal Reserve Board to reduce short-term interest rates further, and we believe that the Bush administration may adopt a fiscal stimulus package in an effort to bolster the U.S. economy. We believe the portfolio is well positioned in this environment, and we have continued to identify what we believe to be attractive opportunities for growth.

January 15, 2008

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Growth and Income Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Initial shares	**8.44%**	**11.79%**	**4.44%**
Service shares	**8.19%**	**11.58%**	**4.29%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.
The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.
The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Growth and Income Portfolio on 12/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2007 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.14	$ 5.11
Ending value (after expenses)	$1,029.00	$1,028.00

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.13	$ 5.09
Ending value (after expenses)	$1,021.12	$1,020.16

† *Expenses are equal to the portfolio's annualized expense ratio of .81% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2007

Common Stocks−99.9%	Shares	Value ($)
Consumer Discretionary−14.0%		
Advance Auto Parts	77,929	2,960,523
Amazon.com	8,727 a	808,469
Best Buy	48,701 b	2,564,108
DeVry	21,454	1,114,750
Discovery Holding, Cl. A	35,275 a	886,813
Gap	196,337	4,178,051
Home Depot	49,313	1,328,492
International Game Technology	29,377	1,290,532
Nordstrom	36,559 b	1,342,812
Omnicom Group	33,605	1,597,246
Royal Caribbean Cruises	32,378 b	1,374,122
Starbucks	56,058 a	1,147,507
Urban Outfitters	76,075 a	2,073,804
Walt Disney	36,711	1,185,031
		23,852,260
Consumer Staples−13.9%		
Altria Group	32,434	2,451,362
Avon Products	62,815	2,483,077
Cadbury Schweppes, ADR	36,112	1,782,849
Colgate-Palmolive	19,563	1,525,132
Costco Wholesale	21,351	1,489,446
Dean Foods	65,072	1,682,762
Estee Lauder Cos., Cl. A	28,877	1,259,326
Kraft Foods, Cl. A	53,249	1,737,515
Procter & Gamble	20,541	1,508,120
Wal-Mart Stores	97,580	4,637,977
Whole Foods Market	76,366 b	3,115,733
		23,673,299
Energy−8.4%		
Chevron	19,560	1,825,535
Exxon Mobil	59,906	5,612,593
Halliburton	36,403	1,380,038
Schlumberger	21,067	2,072,361
Sunoco	12,858	931,434

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Tesoro	19,022	907,349
Ultra Petroleum	22,226 a	1,589,159
		14,318,469
Exchange Traded Funds—2.1%		
iShares Russell 1000 Growth Index Fund	21,140	1,284,889
Powershares QQQ	26,716	1,368,928
Standard & Poor's Depository Receipts (Tr. Ser. 1)	6,740 b	985,455
		3,639,272
Financial—8.3%		
Bank of America	1	41
Charles Schwab	137,359	3,509,522
Citigroup	57,003	1,678,168
CME Group	2,095	1,437,170
Goldman Sachs Group	7,506	1,614,165
Janus Capital Group	40,850	1,341,922
MBIA	23,759 b	442,630
State Street	18,271	1,483,605
Unum Group	114,035	2,712,893
		14,220,116
Health Care—13.7%		
Allergan	45,284	2,909,044
Amylin Pharmaceuticals	55,444 a,b	2,051,428
Covance	8,611 a,b	745,885
Genentech	28,361 a	1,902,172
Gilead Sciences	65,685 a	3,022,167
Johnson & Johnson	13,580	905,786
Medtronic	16,718	840,414
Merck & Co.	42,344	2,460,610
Pfizer	51,841	1,178,346
Pharmaceutical Product Development	49,710	2,006,793
Schering-Plough	73,319	1,953,218
Thermo Fisher Scientific	60,364 a	3,481,796
		23,457,659
Industrial—5.7%		
Canadian National Railway	26,133	1,226,422
FedEx	11,612 b	1,035,442

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
General Electric	138,569	5,136,753
Waste Management	73,258	2,393,339
		9,791,956
Information Technology−19.4%		
Accenture, Cl. A	33,898	1,221,345
Apple	22,795 a	4,515,234
Broadcom, Cl. A	72,740 a	1,901,424
Corning	79,393	1,904,638
eBay	64,382 a	2,136,839
EMC	96,181 a	1,782,234
Google, Cl. A	6,483 a	4,482,865
Hewlett-Packard	62,791	3,169,690
Intersil, Cl. A	32,325	791,316
Juniper Networks	67,288 a	2,233,962
KLA-Tencor	29,977	1,443,692
Marvell Technology Group	94,787 a	1,325,122
Maxim Integrated Products	55,842	1,478,696
MEMC Electronic Materials	21,973 a	1,944,391
Teradata	34,858 a	955,458
Yahoo!	79,351 a	1,845,704
		33,132,610
Materials−1.3%		
E.I. du Pont de Nemours & Co.	29,478	1,299,685
Ecolab	18,866	966,128
		2,265,813
Software−12.3%		
Adobe Systems	66,102 a	2,824,538
Autodesk	19,221 a	956,437
Cisco Systems	167,171 a	4,525,319
Electronic Arts	64,058 a	3,741,628
Microsoft	253,002	9,006,871
		21,054,793
Telecommunication Services−.8%		
Verizon Communications	29,495	**1,288,637**
Total Common Stocks		
(cost $153,041,508)		**170,694,884**

Other Investment−.2%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $389,000)
	389,000 ᶜ	**389,000**

Investment of Cash Collateral for Securities Loaned−7.1%		
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Fund
  (cost $12,031,197)
	12,031,197 ᶜ	**12,031,197**

Total Investments (cost $165,461,705)	**107.2%**	**183,115,081**
Liabilities, Less Cash and Receivables	**(7.2%)**	**(12,375,298)**
Net Assets	**100.0%**	**170,739,783**

ADR—American Depository Receipts

ᵃ *Non-income producing security.*

ᵇ *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the portfolio's securities on loan is $11,583,434 and the total market value of the collateral held by the portfolio is $12,031,197.*

ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	19.4	Money Market Investments	7.3
Consumer Discretionary	14.0	Industrial	5.7
Consumer Staples	13.9	Exchange Traded Funds	2.1
Health Care	13.7	Materials	1.3
Software	12.3	Telecommunication Services	.8
Energy	8.4		
Financial	8.3		**107.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $11,583,434)–Note 1(b):		
Unaffiliated issuers	153,041,508	170,694,884
Affiliated issuers	12,420,197	12,420,197
Cash		51,740
Dividends and interest receivable		201,172
Receivable for shares of Beneficial Interest subscribed		1,022
Prepaid expenses		6,249
		183,375,264
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		127,717
Liability for securities on loan–Note 1(b)		12,031,197
Payable for shares of Beneficial Interest redeemed		430,890
Interest payable–Note 2		3,897
Accrued expenses		41,780
		12,635,481
Net Assets ($)		**170,739,783**
Composition of Net Assets ($):		
Paid-in capital		136,481,949
Accumulated undistributed investment income–net		45,337
Accumulated net realized gain (loss) on investments		16,559,121
Accumulated net unrealized appreciation (depreciation) on investments		17,653,376
Net Assets ($)		**170,739,783**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	149,445,498	21,294,285
Shares Outstanding	5,878,312	837,433
Net Asset Value Per Share ($)	**25.42**	**25.43**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $9,137 foreign taxes withheld at source):	
Unaffiliated issuers	2,712,706
Affiliated issuers	101,398
Income from securities lending	26,393
Total Income	**2,840,497**
Expenses:	
Investment advisory fee–Note 3(a)	1,363,348
Distribution fees–Note 3(b)	52,694
Professional fees	32,961
Prospectus and shareholders' reports	23,358
Custodian fees–Note 3(b)	22,673
Trustees' fees and expenses–Note 3(c)	9,745
Interest expense–Note 2	3,897
Loan commitment fees–Note 2	1,821
Shareholder servicing costs–Note 3(b)	213
Miscellaneous	12,412
Total Expenses	**1,523,122**
Less–waiver of fees due to	
undertaking–Note 3(a)	(12,485)
Net Expenses	**1,510,637**
Investment Income–Net	**1,329,860**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	16,655,032
Net unrealized appreciation (depreciation) on investments	(3,165,150)
Net Realized and Unrealized Gain (Loss) on Investments	**13,489,882**
Net Increase in Net Assets Resulting from Operations	**14,819,742**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	1,329,860	1,456,246
Net realized gain (loss) on investments	16,655,032	28,379,489
Net unrealized appreciation (depreciation) on investments	(3,165,150)	(4,315,702)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,819,742**	**25,520,033**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial Shares	(1,208,144)	(1,339,148)
Service Shares	(123,297)	(119,237)
Net realized gain on investments:		
Initial Shares	(7,523,230)	–
Service Shares	(929,607)	–
Total Dividends	**(9,784,278)**	**(1,458,385)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	6,208,358	4,919,305
Service Shares	3,743,238	674,062
Dividends reinvested:		
Initial Shares	8,731,374	1,339,148
Service Shares	1,052,904	119,237
Cost of shares redeemed:		
Initial Shares	(38,914,721)	(42,821,205)
Service Shares	(3,294,844)	(4,257,500)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(22,473,691)**	**(40,026,953)**
Total Increase (Decrease) in Net Assets	**(17,438,227)**	**(15,965,305)**
Net Assets ($):		
Beginning of Period	188,178,010	204,143,315
End of Period	**170,739,783**	**188,178,010**
Undistributed investment income–net	45,337	46,918

	Year Ended December 31,	
	2007	2006
Capital Share Transactions:		
Initial Shares		
Shares sold	247,822	213,279
Shares issued for dividends reinvested	366,739	58,910
Shares redeemed	(1,551,713)	(1,884,013)
Net Increase (Decrease) in Shares Outstanding	**(937,152)**	**(1,611,824)**
Service Shares		
Shares sold	149,883	29,800
Shares issued for dividends reinvested	44,252	5,257
Shares redeemed	(131,541)	(187,578)
Net Increase (Decrease) in Shares Outstanding	**62,594**	**(152,521)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	24.79	21.82	21.40	20.16	16.06
Investment Operations:					
Investment income–net a	.19	.18	.28	.24	.14
Net realized and unrealized gain (loss) on investments	1.79	2.97	.43	1.25	4.11
Total from Investment Operations	1.98	3.15	.71	1.49	4.25
Distributions:					
Dividends from investment income–net	(.19)	(.18)	(.29)	(.25)	(.15)
Dividends from net realized gain on investments	(1.16)	–	–	–	–
Total Distributions	(1.35)	(.18)	(.29)	(.25)	(.15)
Net asset value, end of period	25.42	24.79	21.82	21.40	20.16
Total Return (%)	8.44	14.51	3.35	7.47	26.57
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.84	.81	.82	.82
Ratio of net expenses to average net assets b	.81	.83	.81	.82	.82
Ratio of net investment income to average net assets	.76	.78	1.33	1.21	.81
Portfolio Turnover Rate	71.85	124.50	65.91	52.74	40.68
Net Assets, end of period ($ x 1,000)	149,445	168,965	183,903	220,447	243,973

a   *Based on average shares outstanding at each month end.*
b   *The differences for periods represents less than .01%.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	24.80	21.83	21.40	20.15	16.03
Investment Operations:					
Investment income–net [a]	.14	.14	.24	.21	.11
Net realized and unrealized gain (loss) on investments	1.79	2.97	.44	1.24	4.10
Total from Investment Operations	1.93	3.11	.68	1.45	4.21
Distributions:					
Dividends from investment income–net	(.14)	(.14)	(.25)	(.20)	(.09)
Dividends from net realized gain on investments	(1.16)	–	–	–	–
Total Distributions	(1.30)	(.14)	(.25)	(.20)	(.09)
Net asset value, end of period	25.43	24.80	21.83	21.40	20.15
Total Return (%)	8.19	14.31	3.21	7.22	26.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.09	1.07	1.07	1.07
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.01
Ratio of net investment income to average net assets	.55	.61	1.14	1.05	.63
Portfolio Turnover Rate	71.85	124.50	65.91	52.74	40.68
Net Assets, end of period ($ x 1,000)	21,294	19,213	20,241	23,473	24,188

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open end management investment company, operating as a series company currently offering seven series, including the Growth and Income Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager served as the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, if any, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the portfolio's policy that collateral equivalent to at least

100% of the market value of securities on loan is maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $11,311 from lending portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The portfolio declares and pays dividends from investment income-net on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended December 31, 2007.

The portfolio is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $9,053,914, undistributed capital gains $7,650,843 and unrealized appreciation $17,553,077.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $1,331,441 and $1,458,385 and long term capital gains $8,452,837 and $0, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007 was approximately $75,600, with a related weighted average annualized interest rate of 5.15%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolios' average daily net assets and is payable monthly. The Manager has agreed, from January 1, 2007 to December 31, 2007 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2007, the Manager waived receipt of fees of $12,485, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2007, Service shares were charged $52,694 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $407 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $22,673 pursuant to the custody agreement.

During the period ended December 31, 2007, the portfolio was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $110,292, Rule 12b-1 distribution plan fees $4,561, custodian fees $9,431, chief compliance officer fees $3,616 and transfer agency per account fees $67, which are offset against an expense reimbursement currently in effect in the amount of $250.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $128,943,946 and $154,745,215, respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $165,562,004; accordingly, accumulated net unrealized appreciation on investments was $17,553,077, consisting of $25,459,241 gross unrealized appreciation and $7,906,164 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Growth and Income Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Growth and Income Portfolio (one of the funds comprising the Dreyfus Variable Investment Fund) as of December 31, 2007 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Growth and Income Portfolio at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2008

IMPORTANT TAX INFORMATION <small>(Unaudited)</small>

For federal tax purposes, the portfolio hereby designates $1.1620 per share as a long-term capital gain distribution paid on March 30, 2007 and also the portfolio hereby designates 28.08% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, The International Institute for Conflict Prevention and Resolution, a non- profit
  organization principally engaged in the development of alternatives to business litigation
  (Retired 2003)
• Advisor to The Elaw Forum, a consultant on managing corporate legal costs
• Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
• Individual Trustee of several trusts

Other Board Memberships and Affiliations:
• Director, advisor and mediator involved in several non-profit organizations, primarily
  engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

——————————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion
  University, Chairman

No. of Portfolios for which Board Member Serves: 67

——————————

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

——————————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Variable
Investment Fund,
Growth and Income Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
  Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0108AR1207

Dreyfus Variable Investment Fund, International Equity Portfolio

ANNUAL REPORT December 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, International Equity Portfolio, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets worldwide. Turmoil in the U.S. sub-prime mortgage market, declining U.S. housing values and soaring energy prices caused significant challenges for international investors throughout the world. As a result, a number of asset classes lost value amid heightened volatility over the summer and fall. International equities generally proved to be a notable exception. As they have for several years, most major international equities indices outperformed their U.S. counterparts as global economic growth remained robust even as the U.S. economy entered a downturn.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Paul Butler, Portfolio Manager, Newton Capital Management Limited, Sub-Investment Adviser

Portfolio and Market Performance Overview

International stocks fared relatively well in 2007, as robust global economic growth generally offset the adverse effects of credit concerns stemming from turmoil due to the U.S. sub-prime mortgage crisis. The portfolio produced higher returns than its benchmark, mainly as a result of strong security selections in the energy, financials and telecommunications services sectors.

For the 12-month period ended December 31, 2007, Dreyfus Variable Investment Fund, International Equity Portfolio produced total returns of 17.12% for its Initial shares and 16.84% for its Service shares.[1] This compares with a 11.17% total return from the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

The Portfolio's Investment Approach

The portfolio seeks capital growth by investing primarily in stocks of foreign companies. When choosing stocks, we consider global economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as new technologies and globalization; the relative values of equities, bonds and cash; company fundamentals and long-term trends in currency movements. Within markets and sectors determined to be relatively attractive, we seek what we believe are attractively priced companies that possess a sustainable competitive advantage in their market or sector. Securities are generally sold when themes or strategies change, when we determine that the company's prospects have changed, or when a stock becomes fully valued by the market.

International Equities Advanced Despite Volatility

International stock markets posted generally strong returns during the first half of 2007, with gains fueled by corporate restructurings and robust mergers-and-acquisitions activity throughout much of Europe as well as strong global demand for energy and industrial commodities from emerging markets. Japan proved to be the laggard, as the country continued to struggle with economic issues despite efforts to reform its financial systems.

Market conditions worsened over the second half of the year, largely due to difficulties in the U.S. sub-prime mortgage sector and the subsequent repricing of risk in other financial markets. As credit concerns spread throughout the world, some highly leveraged institutional investors were compelled to sell their more liquid and creditworthy holdings to meet redemption requests and margin calls. As a result, even asset classes with no exposure to troubled sub-prime loans experienced downward pressure. The U.S. Federal Reserve Board and other central banks intervened by injecting liquidity into their financial systems, and stocks in many markets began to rebound.

Light Financial Holdings Bolstered Relative Performance

In this challenging market environment, the portfolio benefited from a substantially underweighted position in financial stocks. Due to our concerns regarding the extent of their exposure to the sub-prime lending crisis, the portfolio held no shares of banks in the United Kingdom, Japan and Australia, and maintained relatively light bank holdings in continental Europe. The portfolio achieved particularly strong relative performance by foregoing investment in the Royal Bank of Scotland, which weighed heavily on the benchmark's financial component.

Instead, we allocated a relatively large portion of the portfolio's assets to energy stocks, which continued to gain value as crude oil prices climbed to record levels. Within the energy area, we emphasized energy producers and oil services companies such as SIBIR Energy in the United Kingdom, Aker Kvaerner in Norway and Petróleo Brasileiro in Brazil. We generally de-emphasized "downstream" energy companies, including Total in France and BP in the United Kingdom. Also added were new positions in Canadian energy producers EnCana and Suncor Energy, which have access to large reserves of natural gas and oil shale, respectively.

Telecommunications stocks returned to favor in 2007 after languishing for several years as investors responded positively to the increasing popularity of "smartphone" devices that provide access to email and Internet over wireless telephone systems. Winners in the sector included Telefonica in Spain, France Telecom and Portugal Telecom, the last of which received a takeover offer that triggered "poison pill" measures designed to enhance shareholder value.

While disappointments during 2007 proved to be relatively mild, the portfolio's information technology holdings generally detracted from relative performance, primarily due to its position in Swedish telecommunications equipment provider Ericsson, which fell short of earnings forecasts. We subsequently eliminated the portfolio's position in Ericsson, avoiding further price declines. In addition, enterprise software producer SAP moved lower due to concerns regarding its efforts to penetrate mid-size companies, and Kazakh bank Kazkommertsbank suffered amid intensifying credit concerns.

Finding Opportunity in a Slower Growth Environment

As of year-end, we expect market conditions to be challenging in 2008 should the U.S. slowdown begin to dampen global economic growth. In industrialized markets, we have intensified our focus on traditionally defensive industry groups, such as consumer staples companies, utilities and telecommunications services providers. In emerging markets, where economic conditions have remained relatively robust, we have found opportunities among producers of industrial and agricultural commodities that appear poised to satisfy persistently high levels of customer demand.

January 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this portfolio should be considered only as a supplement to an overall investment program.
The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Equity Portfolio made available through insurance products may be similar to other funds/ portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Initial shares	**17.12%**	**24.15%**	**9.38%**
Service shares	**16.84%**	**23.85%**	**9.18%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.
The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.
The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Equity Portfolio on 12/31/97 to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2007 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.58	$ 6.88
Ending value (after expenses)	$1,069.90	$1,068.60

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.45	$ 6.72
Ending value (after expenses)	$1,019.81	$1,018.55

† *Expenses are equal to the portfolio's annualized expense ratio of 1.07% for Initial shares and 1.32% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks−97.6%	Shares	Value ($)
Argentina−.7%		
Grupo Clarin, GDR, Cl. B	9,600 ª	179,520
Pampa Holding, GDR	11,988 ª	238,801
Telecom Argentina, ADR	8,120 ª	180,670
		598,991
Australia−1.3%		
Telstra (Installment Receipts)	411,454	**1,143,227**
Brazil−5.3%		
All America Latina Logistica (Units)	45,155	583,970
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	7,095	503,958
Cia Vale do Rio Doce, ADR	23,387	654,368
GVT Holding	23,900 ª	478,671
Petroleo Brasileiro, ADR (Preferred)	15,707	1,511,328
Porto Seguro	7,700	282,283
Tele Norte Leste Participacoes, ADR	35,908	692,306
		4,706,884
Canada−3.6%		
EnCana	20,418	1,388,070
Fording Canadian Coal Trust	22,118	854,959
Oncolytics Biotech	151,225 ª	258,921
Suncor Energy	6,837	743,055
		3,245,005
Colombia−.6%		
Suramericana de Inversiones	55,017	**544,172**
Denmark−.7%		
AP Moller−Maersk, Cl. B	57	**606,976**
France−5.6%		
Alstom	3,313	710,939
Electricite de France	1,840	218,858
France Telecom	30,007	1,078,460
Suez	20,590	1,399,768
Thales	15,103	898,430
Veolia Environnement	7,926	722,570
		5,029,025
Germany−9.7%		
Deutsche Boerse	9,252	1,833,449
E.ON	9,867	2,097,056
Gerry Weber International	17,776	577,115

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
K+S	6,215	1,476,575
SAP	14,785	766,849
Siemens	6,742	1,071,397
Symrise	31,818 [a]	895,516
		8,717,957
Greece—1.3%		
Public Power	21,326	**1,120,741**
Hong Kong—5.5%		
Agile Property Holdings	376,000	684,609
Huabao International Holdings	355,000	355,050
Jardine Matheson Holdings	68,800	1,905,760
Shui On Land	92,500	107,932
SRE Group	1,608,000	408,242
Swire Pacific, Cl. A	104,000	1,433,536
		4,895,129
Indonesia—1.9%		
Astra International	216,000	627,820
Bank Central Asia	676,500	525,787
Indosat	590,000	543,359
		1,696,966
Japan—10.4%		
Asahi Breweries	64,500	1,093,936
Central Japan Railway	63	538,201
Japan Airport Terminal	48,000	818,825
Japan Tobacco	341	2,041,934
KDDI	99	738,362
Mitsubishi	30,000	822,912
Mitsui & Co	21,000	445,206
Nintendo	1,100	659,675
NTT Urban Development	640	1,038,412
Yamada Denki	9,770	1,118,398
		9,315,861
Luxembourg—.6%		
ArcelorMittal	7,324	**568,685**
Malaysia—1.6%		
AMMB Holdings	21,425	24,619
Bursa Malaysia	131,700	569,492

Common Stocks (continued)	Shares	Value ($)
Malaysia (continued)		
Genting	273,400	653,118
Telekom Malaysia	67,900	229,961
		1,477,190
Netherlands−2.7%		
Unilever	65,810	**2,416,146**
Norway−3.0%		
Aker Kvaerner	19,635	522,015
StatoilHydro	69,820	2,170,956
		2,692,971
Philippines−.6%		
Ayala	41,155	**563,972**
Portugal−.9%		
Portugal Telecom	63,644	**829,664**
Russia−2.6%		
Evraz Group, GDR	11,016	848,232
Gazprom, ADR	13,206	743,498
Sistema JSFC, GDR	17,413	726,993
		2,318,723
Singapore−2.1%		
Indofood Agri Resources	710,000 [a]	1,192,946
Singapore Airlines	57,000	687,815
		1,880,761
South Africa−3.1%		
Anglo Platinum	3,838	564,317
AngloGold Ashanti	14,610	627,404
ArcelorMittal South Africa	33,352	663,884
MTN Group	47,887	916,263
		2,771,868
South Korea−2.8%		
KT&G, GDR	16,360 [b]	696,445
LG Telecom	64,611 [a]	679,244
Samsung Fire & Marine Insurance	2,100	567,628
Shinsegae	730	566,218
		2,509,535
Spain−2.3%		
Iberdrola Renovables	72,500 [a]	597,971
Telefonica	44,089	1,430,104
		2,028,075

Common Stocks (continued)	Shares	Value ($)
Sweden—.7%		
Tele2, Cl. B	33,515	**671,451**
Switzerland—7.5%		
ABB	26,599	765,672
Bank Sarasin & Cie, Cl. B	127	599,585
Compagnie Financiere Richemont, Cl. A	12,947	887,736
Nestle	4,460	2,046,594
Nobel Biocare Holding	2,186	584,502
Novartis	17,576	963,175
Syngenta	3,491	888,769
		6,736,033
Taiwan—.3%		
Chunghwa Telecom, ADR	11,790	**248,887**
Thailand—1.4%		
Advanced Info Service	245,000	790,849
Bank of Ayudhya	497,400	434,501
		1,225,350
United Kingdom—18.8%		
Admiral Group	39,123	854,031
Anglo American	29,603	1,810,324
BHP Billiton	23,458	720,063
British American Tobacco	53,607	2,102,812
Cable & Wireless	296,725	1,100,341
GlaxoSmithKline	38,788	985,003
ICAP	128,325	1,851,044
Old Mutual	229,092	762,349
Prudential	70,748	1,000,148
Sibir Energy	58,180	657,644
ST James's Place	114,602	628,017
Tesco	110,368	1,045,825
Vodafone Group	495,182	1,836,981
Xstrata	20,728	1,461,018
		16,815,600
Total Common Stocks		
(cost $72,079,998)		**87,375,845**

Preferred Stocks−.5%	Shares	Value ($)
Italy		
Unipol Gruppo Finanziario (cost $463,950)	133,997	**424,080**
Total Investments (cost $72,543,948)	**98.1%**	**87,799,925**
Cash and Receivables (Net)	**1.9%**	**1,729,100**
Net Assets	**100.0%**	**89,529,025**

ADR—American Depository Receipts
GDR—Global Depository Receipts
[a] *Non-income producing security.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, this security amounted to $696,445 or .8% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Consumer Goods	19.6	Utilities	8.0
Financial	19.0	Oil & Gas	7.8
Telecommunication Services	15.7	Health Care	3.1
Materials	13.4	Technology	1.3
Industrial	10.2		**98.1**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	72,543,948	87,799,925
Cash		1,806,690
Cash denominated in foreign currencies	32,506	32,697
Dividends receivable		161,431
Unrealized appreciation on forward currency exchange contracts–Note 4		120,647
Prepaid expenses		860
		89,922,250
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		88,657
Payable for shares of Beneficial Interest redeemed		240,474
Interest payable–Note 2		135
Unrealized depreciation on forward currency exchange contracts–Note 4		31,643
Accrued expenses		32,316
		393,225
Net Assets ($)		**89,529,025**
Composition of Net Assets ($):		
Paid-in capital		70,939,616
Accumulated undistributed investment income–net		866,632
Accumulated net realized gain (loss) on investments		2,377,659
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		15,345,118
Net Assets ($)		**89,529,025**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	70,922,516	18,606,509
Shares Outstanding	3,068,239	806,859
Net Asset Value Per Share ($)	**23.12**	**23.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $202,791 foreign taxes withheld at source)	**1,857,266**
Expenses:	
Investment advisory fee–Note 3(a)	598,201
Custodian fees–Note 3(b)	127,694
Professional fees	37,000
Distribution fees–Note 3(b)	36,767
Prospectus and shareholders' reports	33,709
Trustees' fees and expenses–Note 3(c)	3,828
Shareholder servicing costs–Note 3(b)	2,046
Loan commitment fees–Note 2	689
Interest expense–Note 2	135
Registration fees	118
Miscellaneous	20,195
Total Expenses	**860,382**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(43,896)
Net Expenses	**816,486**
Investment Income–Net	**1,040,780**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	10,483,078
Net realized gain (loss) on forward currency exchange contracts	123,483
Net Realized Gain (Loss)	**10,606,561**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	953,023
Net Realized and Unrealized Gain (Loss) on Investments	**11,559,584**
Net Increase in Net Assets Resulting from Operations	**12,600,364**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income—net	1,040,780	691,054
Net realized gain (loss) on investments	10,606,561	6,254,718
Net unrealized appreciation (depreciation) on investments	953,023	5,244,035
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,600,364**	**12,189,807**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial Shares	(1,074,877)	(397,562)
Service Shares	(176,401)	(41,615)
Total Dividends	**(1,251,278)**	**(439,177)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	28,845,262	18,055,001
Service Shares	8,610,473	4,076,066
Dividends reinvested:		
Initial Shares	1,074,877	397,562
Service Shares	176,401	41,615
Cost of shares redeemed:		
Initial Shares	(27,780,728)	(11,416,841)
Service Shares	(2,023,562)	(1,785,314)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**8,902,723**	**9,368,089**
Total Increase (Decrease) in Net Assets	**20,251,809**	**21,118,719**
Net Assets ($):		
Beginning of Period	69,277,216	48,158,497
End of Period	**89,529,025**	**69,277,216**
Undistributed investment income—net	866,632	829,555

	Year Ended December 31,	
	2007	2006
Capital Share Transactions:		
Initial Shares		
Shares sold	1,383,929	994,470
Shares issued for dividends reinvested	54,014	21,630
Shares redeemed	(1,335,865)	(627,671)
Net Increase (Decrease) in Shares Outstanding	**102,078**	**388,429**
Service Shares		
Shares sold	407,840	222,761
Shares issued for dividends reinvested	8,869	2,264
Shares redeemed	(94,486)	(98,496)
Net Increase (Decrease) in Shares Outstanding	**322,223**	**126,529**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	20.08	16.41	14.36	11.97	8.75
Investment Operations:					
Investment income—net[a]	.29	.22	.26	.27	.14
Net realized and unrealized gain (loss) on investments	3.10	3.59	1.85	2.64	3.55
Total from Investment Operations	3.39	3.81	2.11	2.91	3.69
Distributions:					
Dividends from investment income—net	(.35)	(.14)	(.06)	(.52)	(.47)
Net asset value, end of period	23.12	20.08	16.41	14.36	11.97
Total Return (%)	17.12	23.31	14.75	24.57	42.89
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.03	1.10	1.04	1.19
Ratio of net expenses to average net assets	.98	.97	1.09	1.04	1.19
Ratio of net investment income to average net assets[b]	1.37	1.19	1.76	2.13	1.42
Portfolio Turnover Rate	113.77	98.92	92.82	96.55	101.02
Net Assets, end of period ($ x 1,000)	70,923	59,561	42,289	38,874	32,892

[a] *Based on average shares outstanding at each month end.*
[b] *The differences for periods represents less than .01%.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	20.05	16.39	14.35	11.95	8.74
Investment Operations:					
Investment income–net [a]	.22	.16	.22	.24	.12
Net realized and unrealized gain (loss) on investments	3.11	3.61	1.85	2.63	3.54
Total from Investment Operations	3.33	3.77	2.07	2.87	3.66
Distributions:					
Dividends from investment income–net	(.32)	(.11)	(.03)	(.47)	(.45)
Net asset value, end of period	23.06	20.05	16.39	14.35	11.95
Total Return (%)	16.84	23.06	14.45	24.20	42.56
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.28	1.28	1.34	1.29	1.44
Ratio of net expenses to average net assets	1.23	1.21	1.33	1.29	1.44
Ratio of net investment income to average net assets [b]	1.02	.90	1.50	1.89	1.17
Portfolio Turnover Rate	113.77	98.92	92.82	96.55	101.02
Net Assets, end of period ($ x 1,000)	18,607	9,716	5,870	4,265	3,375

[a] *Based on average shares outstanding at each month end.*
[b] *The differences for periods represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. Newton Capital Management Limited ("Newton") is the portfolio's sub-investment adviser. Newton is also a wholly-owned subsidiary of BNY Mellon, and an affiliate of Dreyfus.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended December 31, 2007.

The portfolio is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,274,384, undistributed capital gains $2,417,929 and unrealized appreciation $14,897,096.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $1,251,278 and $439,177, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency exchange gains and losses and passive foreign investment companies, the portfolio increased accumulated undistributed investment income-net by $247,575 and decreased accumulated net realized gains (losses) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007 was approximately $2,600, with a related weighted average annualized interest rate of 5.15%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Newton, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.35%
$100 million to $1 billion	.30%
$1 billion to $1.5 billion	.26%
In excess of $1.5 billion	.20%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2007, Service shares were charged $36,767 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $205 pursuant to the transfer agency agreement.

Effective July 1, 2007, the portfolio's custodian, The Bank of New York, became an affiliate of the Manager. Under the portfolio's pre-existing custody agreement with The Bank of New York, the portfolio was charged $82,007 for providing custodial services for the portfolio for the six months ended December 31, 2007. Prior to becoming an affiliate, The Bank of New York was paid $45,687 for custody services to the portfolio for the six months ended June 30, 2007.

During the period ended December 31, 2007, the portfolio was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $56,963, Rule 12b-1 distribution plan fees $3,947, chief compliance officer fees $3,616, custodian fees $24,095 and transfer agency per account fees $36.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2007, amounted to $97,955,713 and $89,728,927, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Argentine Peso, expiring 5/15/2008	2,865,576	888,000	888,000	0
Hong Kong Dollar, expiring 5/15/2008	6,874,363	888,000	885,449	(2,551)
Indonesian Rupiah, expiring 4/15/2008	10,245,300,000	1,110,000	1,087,449	(22,551)
Malaysian Ringgit, expiring 1/15/2008	4,131,060	1,205,000	1,250,623	45,623
Norwegian Krone, expiring 2/15/2008	7,236,356	1,332,000	1,329,944	(2,056)
Russian Ruble, expiring 3/14/2008	15,242,640	602,000	620,194	18,194
Singapore Dollar, expiring 2/15/2008	1,799,168	1,205,000	1,253,077	48,077
South African Rand, expiring 4/15/2008	4,631,336	666,000	661,515	(4,485)
Swedish Krona, expiring 2/15/2008	8,539,094	1,313,000	1,321,616	8,616
Sales:		**Proceeds ($)**		
Euro, expiring 1/2/2008	12,016	17,678	17,541	137
Total				**89,004**

At December 31, 2007, the cost of investments for federal income tax purposes was $72,971,700; accordingly, accumulated net unrealized appreciation on investments was $14,828,225 consisting of $17,469,493 gross unrealized appreciation and $2,641,268 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Equity Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Equity Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Equity Portfolio at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2007:

— the total amount of taxes paid to foreign countries was $177,316.

— the total amount of income sourced from foreign countries was $1,326,880.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, The International Institute for Conflict Prevention and Resolution, a non- profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
• Advisor to The Elaw Forum, a consultant on managing corporate legal costs
• Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
• Individual Trustee of several trusts

Other Board Memberships and Affiliations:
• Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

———————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

———————

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable Investment Fund,
International Equity Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Newton Capital Management Limited
160 Queen Victoria Street
London, EC4V 4LA
England

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0109AR1207

Dreyfus Variable Investment Fund, International Value Portfolio

ANNUAL REPORT December 31, 2007




Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, International Value Portfolio, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets worldwide. Turmoil in the U.S. sub-prime mortgage market, declining U.S. housing values and soaring energy prices caused significant challenges for international investors throughout the world. As a result, a number of asset classes lost value amid heightened volatility over the summer and fall. International equities generally proved to be a notable exception. As they have for several years, most major international equities indices outperformed their U.S. counterparts as global economic growth remained robust even as the U.S. economy entered a downturn.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by D. Kirk Henry, Senior Portfolio Manager

Portfolio and Market Performance Overview

In 2007, the international stock markets posted robust gains, fueled largely by strong global economic growth, especially among emerging markets. In this generally favorable investment environment, the portfolio produced positive absolute returns in almost all of the countries in which it invested. However, its returns fell short of its benchmark, primarily due to overweighted exposure and disappointing stock selections in Japan as well as its limited exposure to Australian metals and mining stocks.

For the 12-month period ended December 31, 2007, Dreyfus Variable Investment Fund, International Value Portfolio produced total returns of 4.15% for its Initial shares and 3.92% for its Service shares.[1] This compares with the 11.17% return for the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

The Portfolio's Investment Approach

The portfolio seeks long-term capital growth by investing in stocks of foreign companies that we consider to be value companies. The portfolio may invest in companies of any size, and may also invest in companies located in emerging markets. Our investment approach is value-oriented and research-driven. When selecting stocks, we conduct extensive quantitative and fundamental research that emphasizes individual stock selection rather than economic and industry trends. We focus on how a stock is valued relative to its intrinsic worth, the company's underlying business health as measured by return on assets and return on equity, and the presence of a catalyst that may trigger an increase in the stock price.

International Equities Posted Solid Gains Despite Volatility

The international equity markets continued to provide generally strong returns during 2007 on the strength of high levels of business confidence, positive earnings reports, corporate restructurings and robust mergers-and-acquisitions activity throughout much of Europe.

However, during the summer, international stocks encountered a period of heightened volatility in response to difficulties in the U.S. subprime mortgage market and the subsequent repricing of risk in other financial markets. By late August, international investors appeared to have regained their confidence, and many equity markets began to bounce back. However, the rebound proved to be short-lived, and in November and December investors turned their attention to relatively defensive companies with track records of steady earnings growth across full economic cycles. Still, for the year as a whole, the international stock markets posted generally strong returns.

Europe and the Emerging Markets Boosted Portfolio Returns

Some of portfolio's stronger gains stemmed from its holdings in Greece, where the country's dominant electric utility, Public Power Corporation, posted sharp gains due to what is widely believed to be the first of many tariff increases and fuel surcharges from the government. In the United Kingdom, metals and mining giant BHP Billiton advanced as commodity prices climbed. Consumer products maker Unilever also gained value, largely due to a new chairman who has intensified the company's focus on "best in class" products, increased research-and-development efforts and initiated a stock buyback program. British Energy Group, which owns nuclear power plants in Scotland and England, has performed well as the markets have warmed up to its alternative energy source potential.

Overweighted exposure to a number of stocks in Germany also aided the portfolio's performance, including Siemens AG, Europe's largest electronics and electrical engineering firm. Under the leadership of a new CEO, Siemens has restructured its operations and improved profitability. Other positive contributors included adidas AG, the sporting goods firm that has begun to realize benefits from its acquisition of Reebok. The company also won sponsorship rights to the 2008 Olympic Games in Beijing, which is expected to increase brand awareness. Also in Europe, food giant Nestlé benefited from strong emerging markets sales and its recent acquisition of Gerber, the baby food brand.

Emerging markets stocks posted strong gains for the portfolio, driven largely by energy holding Petrobras in Brazil, Mexico's bottling company

Coca-Cola FEMSA, and Teva Pharmaceutical Industries, the world's leading generic pharmaceutical manufacturer and one of Israel's larger stocks.

On the other hand, the bulk of the portfolio's relative underperformance can be traced to its relatively heavy exposure to Japanese financial and retail stocks, both of which sold off in favor of exporters. The portfolio also had limited exposure to Australian metals and mining companies, which advanced sharply due to continued growth in China and India and other developing countries.

Maintaining Our Value-Oriented Discipline

While we believe that international equities remain attractively valued relative to their historical norms, we have become more concerned with the potential influence that the ongoing credit crisis, U.S. housing recession and persistently high commodities and food prices could have on stock prices over the near term. However, we have remained true to our value discipline, and we intend to continue to seek investment opportunities in stocks of companies with solid fundamentals that are selling at attractive prices.

January 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it was terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Initial shares	**4.15%**	**18.52%**	**9.08%**
Service shares	**3.92%**	**18.33%**	**9.01%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Value Portfolio on 12/31/97 to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2007 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.95	$ 6.94
Ending value (after expenses)	$966.70	$966.10

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.11	$ 7.12
Ending value (after expenses)	$1,019.16	$1,018.15

† *Expenses are equal to the portfolio's annualized expense ratio of 1.20% for Initial shares and 1.40% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2007

Common Stocks–95.7%	Shares	Value ($)
Australia–3.5%		
Amcor	260,246	1,576,210
Insurance Australia Group	194,081	700,861
National Australia Bank	46,451	1,538,594
Suncorp-Metway	66,494	986,131
Tabcorp Holdings	108,000	1,399,104
Telstra	37,500	154,154
		6,355,054
Belgium–2.0%		
Delhaize Group	17,010	1,494,838
Fortis	78,636	2,072,599
Fortis (Strip)	27,946 [a]	408
		3,567,845
Brazil–.5%		
Tele Norte Leste Participacoes, ADR	47,000	**906,160**
Finland–1.0%		
UPM-Kymmene	85,778	**1,730,523**
France–8.5%		
BNP Paribas	14,180	1,536,351
Credit Agricole	64,733	2,180,051
France Telecom	46,159	1,658,967
Lagardere	12,720	952,386
Sanofi-Aventis	52,160	4,795,497
Thomson	39,270	557,785
Total	46,030	3,818,669
		15,499,706
Germany–9.5%		
Adidas	8,340	624,077
Allianz	7,650	1,652,227
Bayerische Motoren Werke	30,170	1,865,186
Daimler	12,144	1,178,899
Deutsche Post	74,880	2,569,874
Deutsche Telekom	96,970	2,126,183
E.ON	4,709	1,000,815

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Heidelberger Druckmaschinen	34,050	1,143,242
Muenchener Rueckversicherungs	10,960	2,126,961
RWE	12,330	1,727,936
Siemens	8,130	1,291,969
		17,307,369
Greece−.9%		
Public Power	29,580	**1,554,512**
Hong Kong−3.2%		
BOC Hong Kong Holdings	765,000	2,143,283
HongKong Electric Holdings	76,500	439,937
Hutchison Whampoa	157,900	1,790,798
Johnson Electric Holdings	1,130,500	620,413
Yue Yuen Industrial Holdings	204,000	732,411
		5,726,842
Ireland−.3%		
Bank of Ireland	37,529	**556,614**
Italy−6.2%		
Banco Popolare Scarl	60,400 a	1,336,686
ENI	39,555	1,446,447
Mediaset	170,620	1,719,836
Saras	239,370	1,388,994
Telecom Italia	737,780	2,288,649
UniCredito Italiano	199,840	1,656,714
Unipol Gruppo Finanziario	398,780	1,370,937
		11,208,263
Japan−21.5%		
77 Bank	61,100	382,851
Aeon	141,100	2,071,819
Astellas Pharma	9,400	410,363
Canon	20,859	972,317
Central Japan Railway	162	1,383,945
Chiyoda	154,700	1,765,345
Chuo Mitsui Trust Holdings	96,700	742,879
Dentsu	225	597,015
INPEX Holdings	27	292,860
JS Group	88,300	1,416,061

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Kubota	236,000	1,601,470
Matsumotokiyoshi Holdings	5,540	135,080
Mitsubishi UFJ Financial Group	298,000	2,796,880
NGK Spark Plug	41,400	725,906
Nippon Express	365,500	1,883,936
Nippon Paper Group	310	933,710
Nissan Motor	149,000	1,642,867
NOK	32,400	689,794
Nomura Holdings	129,400	2,198,135
Obayashi	106,000	534,015
Ricoh	31,700	586,800
Rohm	13,500	1,179,911
Sekisui Chemical	108,300	731,029
Sekisui House	120,800	1,308,112
Seven & I Holdings	69,000	2,016,404
Shimamura	4,600	392,972
Sumitomo	63,500	903,362
Sumitomo Mitsui Financial Group	349	2,618,556
Taiheiyo Cement	169,500	405,688
Takeda Pharmaceutical	28,100	1,654,942
Teijin	224,200	962,680
THK	51,200	1,039,559
Tokyo Electron	11,800	725,633
Tokyo Gas	18,900	88,608
Toyota Motor	23,700	1,283,206
		39,074,710
Malaysia—.6%		
Malayan Banking	325,500	**1,131,917**
Netherlands—3.3%		
Aegon	76,132	1,343,652
European Aeronautic Defence and Space	32,400	1,032,505
Koninklijke Philips Electronics	6,770	291,742
Royal Dutch Shell, Cl. A	77,429	3,249,637
		5,917,536
Russia—.6%		
Gazprom, ADR	20,740	**1,167,662**

Common Stocks (continued)	Shares	Value ($)
Singapore—1.2%		
DBS Group Holdings	148,830	**2,138,986**
South Africa—.5%		
Nedbank Group	44,950	**889,905**
South Korea—2.5%		
Hyundai Motor	9,813	750,653
Korea Electric Power, ADR	32,410	675,749
KT, ADR	35,150	906,870
Samsung Electronics	2,194	1,303,274
SK Telecom, ADR	27,750	828,060
		4,464,606
Spain—1.1%		
Banco Santander	21,100	455,558
Repsol	44,530	1,584,819
		2,040,377
Sweden—1.0%		
Svenska Cellulosa, Cl. B	24,490	433,810
Telefonaktiebolaget LM Ericsson, Cl. B	604,900	1,420,564
		1,854,374
Switzerland—7.6%		
Ciba Specialty Chemicals	44,546	2,063,771
Clariant	87,170	810,007
Nestle	6,745	3,095,129
Novartis	86,430	4,736,413
Swiss Reinsurance	15,390	1,092,592
UBS	42,380	1,959,682
		13,757,594
Taiwan—.9%		
Compal Electronics	637,325	697,658
United Microelectronics, ADR	255,871	885,314
		1,582,972

Common Stocks (continued)	Shares	Value ($)
United Kingdom—19.3%		
Anglo American	35,900	2,195,407
BP	407,171	4,971,894
British Energy Group	94,004	1,024,680
Centrica	125,280	892,367
Debenhams	372,810	594,587
Friends Provident	314,189	1,019,325
GlaxoSmithKline	126,080	3,201,744
HBOS	70,198	1,024,429
HSBC Holdings	203,974	3,410,019
Kingfisher	447,138	1,292,626
Old Mutual	483,710	1,609,641
Punch Taverns	74,157	1,125,640
Reed Elsevier	102,172	1,356,153
Rentokil Initial	114,980	276,006
Royal Bank of Scotland Group	125,154	1,103,310
Royal Dutch Shell, Cl. A	2,223	93,175
Tesco	113,332	1,073,910
Trinity Mirror	88,790	614,380
Unilever	115,182	4,322,314
Vodafone Group	778,841	2,889,273
WPP Group	80,330	1,028,396
		35,119,276
Total Common Stocks		
(cost $168,517,847)		**173,552,803**

Preferred Stocks—1.0%

Germany		
Henkel		
(cost $1,552,376)	31,270	**1,754,251**

Other Investment−1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $3,100,000)	3,100,000 b	**3,100,000**
Total Investments (cost $173,170,223)	**98.4%**	**178,407,054**
Cash and Receivables (Net)	**1.6%**	**2,982,333**
Net Assets	**100.0%**	**181,389,387**

ADR—American Depository Receipts
a *Non-income producing security.*
b *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	20.4	Materials	6.4
Consumer Discretionary	12.3	Insurance	6.0
Industrial	10.2	Utilities	4.7
Energy	9.3	Information Technology	3.1
Consumer Staples	8.8	Money Market Investment	1.7
Health Care	8.2		
Telecommunication Services	7.3		**98.4**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	170,070,223	175,307,054
Affiliated issuers	3,100,000	3,100,000
Cash		1,229,721
Cash denominated in foreign currencies	1,815,425	1,836,043
Receivable for investment securities sold		475,995
Dividends and interest receivable		315,979
Receivable for shares of Beneficial Interest subscribed		103,137
Prepaid expenses		1,374
		182,369,303
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		249,219
Payable for investment securities purchased		645,529
Payable for shares of Beneficial Interest redeemed		48,164
Interest payable–Note 2		6,736
Unrealized depreciation on forward currency exchange contracts–Note 4		50
Accrued expenses		30,218
		979,916
Net Assets ($)		**181,389,387**
Composition of Net Assets ($):		
Paid-in capital		146,458,097
Accumulated undistributed investment income–net		3,331,717
Accumulated net realized gain (loss) on investments		26,342,552
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		5,257,021
Net Assets ($)		**181,389,387**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	101,613,709	79,775,678
Shares Outstanding	5,829,640	4,587,487
Net Asset Value Per Share ($)	**17.43**	**17.39**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $464,872 foreign taxes withheld at source):	
Unaffiliated issuers	5,574,672
Affiliated issuers	187,386
Interest	27,402
Total Income	**5,789,460**
Expenses:	
Investment advisory fee–Note 3(a)	2,016,651
Custodian fees–Note 3(b)	251,634
Distribution fees–Note 3(b)	216,032
Professional fees	40,172
Prospectus and shareholders' reports	32,110
Trustees' fees and expenses–Note 3(c)	13,827
Interest expense–Note 2	6,736
Shareholder servicing costs–Note 3(b)	3,848
Loan commitment fees–Note 2	1,848
Registration fees	485
Miscellaneous	25,380
Total Expenses	**2,608,723**
Less–waiver of fees due to undertaking–Note 3(a)	(27,848)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(21,678)
Net Expenses	**2,559,197**
Investment Income-Net	**3,230,263**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	27,540,769
Net realized gain (loss) on forward currency exchange contracts	(188,654)
Net Realized Gain (Loss)	**27,352,115**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(22,437,896)
Net Realized and Unrealized Gain (Loss) on Investments	**4,914,219**
Net Increase in Net Assets Resulting from Operations	**8,144,482**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	3,230,263	2,682,141
Net realized gain (loss) on investments	27,352,115	27,138,534
Net unrealized appreciation (depreciation) on investments	(22,437,896)	6,084,187
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,144,482**	**35,904,862**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial Shares	(1,825,090)	(1,436,718)
Service Shares	(1,249,526)	(774,660)
Net realized gain on investments:		
Initial Shares	(14,659,613)	(8,117,896)
Service Shares	(11,179,479)	(4,855,489)
Total Dividends	**(28,913,708)**	**(15,184,763)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	34,440,848	44,686,930
Service Shares	39,126,121	41,187,469
Dividends reinvested:		
Initial Shares	16,484,703	9,554,614
Service Shares	12,429,005	5,630,149
Cost of shares redeemed:		
Initial Shares	(56,488,732)	(42,990,171)
Service Shares	(42,923,699)	(28,941,578)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**3,068,246**	**29,127,413**
Total Increase (Decrease) in Net Assets	**(17,700,980)**	**49,847,512**
Net Assets ($):		
Beginning of Period	199,090,367	149,242,855
End of Period	**181,389,387**	**199,090,367**
Undistributed investment income–net	3,331,717	3,037,430

	Year Ended December 31,	
	2007	2006
Capital Share Transactions:		
Initial Shares		
Shares sold	1,871,197	2,475,239
Shares issued for dividends reinvested	963,454	552,929
Shares redeemed	(3,094,678)	(2,370,679)
Net Increase (Decrease) in Shares Outstanding	**(260,027)**	**657,489**
Service Shares		
Shares sold	2,142,942	2,273,307
Shares issued for dividends reinvested	727,268	325,819
Shares redeemed	(2,410,785)	(1,576,522)
Net Increase (Decrease) in Shares Outstanding	**459,425**	**1,022,604**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	19.50	17.49	15.85	13.54	10.04
Investment Operations:					
Investment income—net[a]	.31	.29	.22	.16	.12
Net realized and unrealized gain (loss) on investments	.44	3.44	1.64	2.54	3.51
Total from Investment Operations	.75	3.73	1.86	2.70	3.63
Distributions:					
Dividends from investment income—net	(.31)	(.26)	–	(.16)	(.13)
Dividends from net realized gain on investments	(2.51)	(1.46)	(.22)	(.23)	–
Total Distributions	(2.82)	(1.72)	(.22)	(.39)	(.13)
Net asset value, end of period	17.43	19.50	17.49	15.85	13.54
Total Return (%)	4.15	22.60	11.89	20.02	36.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.19	1.19	1.20	1.25	1.49
Ratio of net expenses to average net assets	1.18	1.18	1.17	1.24	1.41
Ratio of net investment income to average net assets	1.69	1.59	1.39	1.08	1.11
Portfolio Turnover Rate	66.08	60.27	54.32	44.05	107.73
Net Assets, end of period ($ x 1,000)	101,614	118,733	94,988	88,713	58,849

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

			Year Ended December 31,		
Service Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	19.47	17.47	15.86	13.56	10.06
Investment Operations:					
Investment income—net[a]	.27	.24	.18	.06	.14
Net realized and unrealized gain (loss) on investments	.44	3.45	1.65	2.62	3.49
Total from Investment Operations	.71	3.69	1.83	2.68	3.63
Distributions:					
Dividends from investment income—net	(.28)	(.23)	−	(.15)	(.13)
Dividends from net realized gain on investments	(2.51)	(1.46)	(.22)	(.23)	−
Total Distributions	(2.79)	(1.69)	(.22)	(.38)	(.13)
Net asset value, end of period	17.39	19.47	17.47	15.86	13.56
Total Return (%)	3.92	22.39	11.69	19.83	36.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.44	1.44	1.45	1.49	1.75
Ratio of net expenses to average net assets	1.39	1.38	1.36	1.39	1.41
Ratio of net investment income to average net assets	1.49	1.33	1.10	.44	1.29
Portfolio Turnover Rate	66.08	60.27	54.32	44.05	107.73
Net Assets, end of period ($ x 1,000)	79,776	80,358	54,255	34,119	6,713

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the International Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees.

For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended December 31, 2007.

The portfolio is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $13,606,969, undistributed capital gains $16,670,616 and unrealized appreciation $4,653,705.

The tax characters of distributions paid to shareholders during fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $8,109,647 and $5,532,131 and long-term capital gains $20,804,061 and $9,652,632, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies and foreign currency exchange gains and losses, the portfolio increased accumulated undistributed investment income-net by $138,640 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007, was approximately $133,600 with a related weighted average annualized interest rate of 5.04%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2007 to December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the average daily net assets of their class. During the period ended December 31, 2007, the Manager waived receipt of fees of $27,848, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2007, Service shares were charged $216,032 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $491 pursuant to the transfer agency agreement.

Effective July 1, 2007, the portfolio's custodian, The Bank of New York, became an affiliate of the Manager. Under the portfolio's pre-existing custody agreement with The Bank of New York, the portfolio was charged $138,545 for providing custodial services for the portfolio for the six months ended December 31, 2007. Prior to becoming an affiliate, The Bank of New York was paid $113,089 for the custody services to the portfolio for the six months ended June 30, 2007.

During the period ended December 31, 2007, the portfolio was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $154,800, Rule 12b-1 distribution plan fees $17,278, chief compliance officer fees $3,616, custody fees $78,825 and transfer agency per account fees $76, which are offset against an expense reimbursement currently in effect in the amount of $5,376.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2007, amounted to $128,884,697 and $145,518,742, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases;				
Australian Dollar expiring 1/2/2008	55,711	48,881	48,831	**(50)**

At December 31, 2007, the cost of investments for federal income tax purposes was $173,773,539; accordingly, accumulated net unrealized appreciation on investments was $4,633,515, consisting of $17,603,571 gross unrealized appreciation and $12,970,056 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Value Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Value Portfolio at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2008

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended December 31, 2007:

— the total amount of taxes paid to foreign countries was $427,504.

— the total amount of income sourced from foreign countries was $5,110,226.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008. Also, the portfolio hereby designates $2.0242 per share as a long-term capital gain distribution paid on March 30, 2007.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non- profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

——————————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Variable
Investment Fund,
International Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0152AR1207

Dreyfus Variable Investment Fund, Money Market Portfolio

ANNUAL REPORT December 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Money Market Portfolio, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while more sophisticated fixed-income assets classes tumbled. Money market instruments proved to be a relatively safe haven from heightened volatility in the stock and bond markets, which led to record levels of assets coming into the money-market industry.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Portfolio and Market Performance Overview

Although money market yields remained relatively stable early the first half of the reporting period, slowing economic growth and a credit crisis in U.S. fixed-income markets prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates over the reporting period's second half.

For the 12-month period ended December 31, 2007, Dreyfus Variable Investment Fund, Money Market Portfolio produced a yield of 4.73%. Taking into account the effects of compounding, the portfolio provided an effective yield of 4.83% for the same period.[1]

The Portfolio's Investment Approach

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the portfolio invests in a diversified selection of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate and bank obligations of domestic and foreign issuers and dollar-denominated obligations issued or guaranteed by one or more foreign governments or their agencies, including obligations of supranational entities.

A Worsening Credit Crisis Prompted Fed Intervention

The U.S. economy showed signs of a moderate slowdown at the start of 2007 as housing markets softened. However, inflationary pressures were relatively mild, and the Fed appeared comfortable maintaining a target of 5.25% for the overnight federal funds rate.

In the spring, however, new evidence suggested that inflation might be a more persistent problem than expected. By June, signs of stronger economic growth caused the Fed to state that it was not yet convinced of the sustainability of lower inflationary pressures. A U.S. GDP growth rate of 3.8% for the second quarter lent credence to the Fed's inflation-fighting bias.

The summer of 2007 proved to be a difficult time for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk in July, as a result of credit concerns related to rising delinquencies and defaults from the sub-prime mortgage sector. Tightness in the credit markets created turmoil in the inter-bank lending market and the commercial paper and syndicated loan markets.

The Fed intervened in the credit crisis in mid-August, when it reduced the discount rate by 50 basis points. The Fed followed up in September with an additional reduction of 50 basis points in the discount rate and a reduction of 50 basis points in the federal funds rate to ease conditions in the money markets and prevent a spillover into the broader economy. These moves appeared to be warranted, as fallout from the subprime mortgage crisis included billions in subprime-related asset write-downs by financial institutions.

A More Severe Slowdown Led to Additional Rate Cuts

In October, the economy continued to show signs of weakness, including reports of a tepid September increase in consumer spending of 0.3% and record energy prices. Yet, U.S. GDP grew at a stronger-than-expected 4.9% annualized rate in the third quarter. Nonetheless, the Fed again cut the federal funds rate, this time by 25 basis points, with the Fed stating that it regarded the risks of recession and inflation as balanced.

November witnessed further deterioration in the financial markets as recession concerns intensified amid additional announcements of write-downs among major banks and brokerage firms. In addition, it was announced that sales of existing homes fell in October to its lowest level since recordkeeping began eight years earlier. In December, the Fed again reduced the federal funds rate by 25 basis points to 4.75%, but the markets appeared to be disappointed that the reduction was not larger.

Reports of lackluster retail sales during the holiday season, further deterioration of housing prices and a surge in foreclosures also contributed to investors' economic concerns. As a result, in stark contrast to expectations of a moderate slowdown at the beginning of the year, 2007 ended with some analysts predicting the onset of a full-blown recession in 2008.

Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors shifted assets from riskier investments to money market funds. In this environment, we increased the portfolio's weighted average maturity toward a position we considered slightly longer than industry averages.

While the likelihood of additional rate cuts in 2008 probably will depend on incoming data, the Fed has signaled that it is prepared to reduce rates further if the balance continues to shift away from evidence of persistent inflation risks and toward the possibility of further economic deterioration. Like other market participants, we intend to monitor developments closely.

January 15, 2008

An investment in the portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Money Market Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Money Market Portfolio from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.81
Ending value (after expenses)	$1,023.80

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.80
Ending value (after expenses)	$1,022.43

† Expenses are equal to the portfolio's annualized expense ratio of .55%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

December 31, 2007

Negotiable Bank Certificates of Deposit–13.3%	Principal Amount ($)	Value ($)
American Express Centurion Bank 4.93%–5.20%, 1/4/08–6/3/08	10,000,000	10,000,000
American Express Company 4.85%, 5/22/08	5,000,000	5,000,000
Comerica Inc. 4.72%, 5/5/08	10,000,000	10,000,000
Regions Bank 4.65%, 5/9/08	10,000,000	10,000,000
Union Bank of California, N.A. 4.75%, 2/4/08	5,000,000	5,000,000
Total Negotiable Bank Certificates of Deposit (cost $40,000,000)		**40,000,000**

Commercial Paper–41.8%		
Allied Irish Banks N.A. Inc. 4.81%–4.90%, 5/21/08–6/11/08	12,000,000	11,747,858
Atlantic Asset Securitization LLC 5.60%, 3/11/08	10,000,000 [a]	9,892,570
Atlantis One Funding Corp. 5.29%, 1/4/08	5,000,000 [a]	4,997,825
Barclays U.S. Funding Corp. 5.16%, 4/3/08	5,000,000	4,935,029
Canadian Imperial Bank of Commerce 4.80%, 4/9/08	10,000,000	9,870,613
Chariot Funding LLC 5.27%, 2/22/08	12,000,000 [a]	11,909,867
JPMorgan Chase & Co. 5.07%, 4/1/08	10,000,000	9,875,001
Lehman Brothers Holdings Inc. 5.00%, 4/25/08	10,000,000	9,844,271
Old Line Funding LLC 5.32%, 2/19/08	13,584,000 [a]	13,486,931
Santander Central Hispano Finance (Delaware) Inc. 5.51%, 3/14/08	5,000,000	4,945,656
Societe Generale N.A. Inc. 5.23%, 1/8/08	5,000,000	4,994,983

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Swedbank (ForeningsSparbanken AB) 4.86%, 4/23/08	10,000,000	9,851,060
Toronto-Dominion Holdings USA Inc. 4.85%, 5/27/08	10,000,000	9,806,858
Unicredit Delaware Inc. 4.81%, 6/25/08	10,000,000	9,770,711
Total Commercial Paper (cost $125,929,233)		**125,929,233**
Corporate Notes—4.7%		
General Electric Capital Corp. 4.92%, 1/25/08	5,000,000 [b]	5,000,000
Harrier Finance Funding Ltd. 4.32%, 2/27/08	5,000,000 [a,b]	4,999,941
Wells Fargo & Co. 5.28%, 1/3/08	4,000,000 [b]	4,000,000
Total Corporate Notes (cost $13,999,941)		**13,999,941**
Promissory Note—3.3%		
Goldman Sachs Group Inc. 5.07%, 6/17/08 (cost $10,000,000)	10,000,000 [c]	**10,000,000**
Time Deposits—1.7%		
Key Bank U.S.A., N.A. (Grand Cayman) 2.00%, 1/2/08 (cost $5,000,000)	5,000,000	**5,000,000**

Repurchase Agreements–37.2%	Principal Amount ($)	Value ($)
Banc of America Securities LLC 4.40%, dated 12/31/07, due 1/2/08 in the amount of $14,003,422 (fully collateralized by $15,380,615 Federal National Mortgage Association, 5.50%, due 4/25/37, value $14,280,000)	14,000,000	14,000,000
Bear Stearns Cos. Inc. 4.70%, dated 12/31/07, due 1/2/08 in the amount of $10,002,611 (fully collateralized by $10,210,000 Federal Home Loan Mortgage Corp., 5.50%, due 12/1/37, value $10,204,006)	10,000,000	10,000,000
Deutsche Bank Securities 4.62%, dated 12/31/07, due 1/2/08 in the amount of $10,002,567 (fully collateralized by $11,924,423 Corporate Bonds, 6.14%, due 5/25/33, value $10,300,000)	10,000,000	10,000,000
Greenwich Capital Markets 4.60%-4.75%, dated 12/31/07, due 1/2/08 in the amount of $24,006,250 (fully collateralized by $351,219,304 Federal National Mortgage Association, 0%-8.91%, due 4/25/09-8/25/37, value $24,484,031)	24,000,000	24,000,000
HSBC USA Inc 4.60%, dated 12/31/07, due 1/2/08 in the amount of $10,002,556 (fully collateralized by $10,250,000 Corporate Bonds, 5.80%-7.75%, due 9/15/10-8/15/13, value $10,500,187)	10,000,000	10,000,000
Merrill Lynch & Co. Inc. 4.65%, dated 12/31/07, due 1/2/08 in the amount of $10,002,583 (fully collateralized by $10,710,000 Corporate Bonds, 5.40%, due 3/1/16, value $10,300,557)	10,000,000	10,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Morgan Stanley		
4.65%, dated 12/31/07, due 1/2/08 in the amount of $10,002,583 (fully collateralized by $676,113,999 Corporate Bonds, 0%-5.056%, due 8/14/16-6/10/44, value $10,314,410)	10,000,000	10,000,000
UBS Securities LLC		
4.50%-4.60%, dated 12/31/07, due 1/2/08 in the amount of $24,006,056 (fully collateralized by $12,880,000 Corporate Bonds, 9.75%, due 10/24/37, value $10,304,000 and $14,985,000 Federal Home Loan Mortgage Corp., Participation Certificates, 5.428%, due 7/15/36, value $14,282,998)	24,000,000	24,000,000
Total Repurchase Agreements (cost $112,000,000)		**112,000,000**
Total Investments (cost $306,929,174)	**102.0%**	**306,929,174**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(6,126,600)**
Net Assets	**100.0%**	**300,802,574**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $45,287,134 or 15.1% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $10,000,000. At December 31, 2007, the aggregate value of this security was $10,000,000 representing 3.3% of net assets and is valued at cost.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Banking	43.1	Asset-Backed/Certificates	3.9
Repurchase Agreements	37.2	Asset-Backed/Structured	
Asset-Backed/		Investment Vehicles	1.7
Multi-Seller Programs	7.8	Finance	1.7
Brokerage Firms	6.6		**102.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments (including repurchase agreements of $112,000,000)—Note 1(b)	306,929,174	306,929,174
Cash		1,277,537
Interest receivable		496,050
Prepaid expenses		2,105
		308,704,866
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(a)		54,139
Payable for shares of Beneficial Interest redeemed		7,812,417
Accrued expenses		35,736
		7,902,292
Net Assets ($)		**300,802,574**
Composition of Net Assets ($):		
Paid-in capital		300,825,053
Accumulated net realized gain (loss) on investments		(22,479)
Net Assets ($)		**300,802,574**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		300,824,984
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Interest Income	**14,897,655**
Expenses:	
Investment advisory fee–Note 2(a)	1,405,431
Custodian fees–Note 2(a)	65,819
Professional fees	41,993
Trustees' fees and expenses–Note 2(b)	16,155
Miscellaneous	4,633
Total Expenses	**1,534,031**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(171)
Net Expenses	**1,533,860**
Investment Income–Net	**13,363,795**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**1,134**
Net Increase in Net Assets Resulting from Operations	**13,364,929**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	13,363,795	7,163,234
Net realized gain (loss) on investments	1,134	(715)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,364,929**	**7,162,519**
Dividends to Shareholders from ($):		
Investment income–net	**(13,403,840)**	**(7,136,592)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	723,408,303	249,036,593
Dividends reinvested	13,403,840	7,136,592
Cost of shares redeemed	(587,271,974)	(236,107,747)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**149,540,169**	**20,065,438**
Total Increase (Decrease) in Net Assets	**149,501,258**	**20,091,365**
Net Assets ($):		
Beginning of Period	151,301,316	131,209,951
End of Period	**300,802,574**	**151,301,316**
Undistributed investment income–net	–	40,045

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.048	.045	.026	.008	.007
Distributions:					
Dividends from investment income−net	(.048)	(.045)	(.026)	(.008)	(.007)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.86	4.58	2.65	.80	.70
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55	.57	.59	.60	.57
Ratio of net expenses to average net assets	.55[a]	.57[a]	.59[a]	.60[a]	.57
Ratio of net investment income to average net assets	4.75	4.56	2.66	.77	.71
Net Assets, end of period ($ x 1,000)	300,803	151,301	131,210	104,229	152,559

[a] The difference for the period represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Money Market Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

It is the portfolio's policy to maintain a continuous net asset value per share of $1.00; the portfolio has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the portfolio will be able to maintain a stable net asset value per share of $1.00.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the portfolio's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the portfolio to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986 as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended December 31, 2007.

The portfolio is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $22,479 is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $10,709 of the carryover expires in fiscal 2008, $10,973 expires in fiscal 2010, $17 expires in fiscal 2011, $65 expires in fiscal 2013 and $715 expires in fiscal 2014.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006, were all ordinary income.

During the period ended December 31, 2007, as a result of permanent book to tax differences, the fund decreased accumulated net realized gain (loss) on investments by $69 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

At December 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .50% of the value of the portfolio's average daily net assets and is payable monthly.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $326 pursuant to the transfer agency agreement.

Effective July 1, 2007, the portfolio's custodian, The Bank of New York, became an affiliate of the Manager. Under the portfolio's pre-existing custody agreement with The Bank of New York, the portfolio was charged $42,409 for providing custodial services for the portfolio for the six months ended December 31, 2007. Prior to becoming an affiliate, The Bank of New York was paid $23,410 for custody services to the portfolio for the six month ended June 30, 2007.

During the period ended December 31, 2007, the portfolio was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fee $50,469, chief compliance officer fees $3,616 and transfer agency per account fees $54.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Money Market Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Money Market Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Money Market Portfolio at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2008

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non- profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

———————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

———————

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

———————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
 government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

———————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The
address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York
10166. Additional information about the Board Members is available in the fund's Statement of Additional Information
which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

John M. Fraser, Jr., Emeritus Board Member

Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Money Market Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the portfolio voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0117AR1207

Dreyfus Variable Investment Fund, Quality Bond Portfolio

ANNUAL REPORT December 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Quality Bond Portfolio, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors in which prices of U.S. Treasury securities surged higher while virtually all other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Still, strong performance over the first half of the year helped most fixed-income indices post positive absolute returns for the year. During the second half of the year, the Fed took action to forestall a potential recession by implementing several short-term interest rate cuts. By the end of 2007, these actions contributed to a relatively wider yield curve along the bond market's maturity spectrum.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Catherine Powers, Portfolio Manager

Portfolio and Market Performance Overview

While the U.S. bond market was relatively stable over the first half of the reporting period, the second half saw heightened market volatility as a credit crisis originating in the sub-prime mortgage sector sparked a "flight to quality" among investors. U.S. Treasury securities gained value in this environment, but other types of bonds declined in value. The portfolio underperformed its benchmark, due to sub-par performance among its holdings of corporate bonds, mortgage-backed securities and asset-backed securities as well as its underweight position in U.S. Treasuries relative to its benchmark.

For the 12-month period ended December 31, 2007, Dreyfus Variable Investment Fund, Quality Bond Portfolio's Initial shares achieved a total return of 3.54%, and its Service shares achieved a total return of 3.31%.[1] The Lehman Brothers U.S. Aggregate Index (the "Index"), the portfolio's benchmark, achieved a total return of 6.97% for the same period.[2]

The Portfolio's Investment Approach

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To achieve this objective, the portfolio normally invests at least 80% of its assets in bonds, including corporate bonds, mortgage-related securities, collateralized mortgage obligations and asset-backed securities that, when purchased, are A-rated or better or what we believe are the unrated equivalent, and in securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities. The portfolio may also invest up to 10% of its net assets in non-dollar-denominated foreign securities and up to 20% of its assets in the securities of foreign issues collectively.

Fixed-Income Securities Produced Mixed Results in 2007

Most sectors of the U.S. bond market produced positive absolute returns in 2007, but those results were achieved in a more challenging market environment over the second half of the year, as a sharp increase in delinquencies and defaults among homeowners with sub-prime mortgages resulted in concerns that consumer spending and economic growth might slow. By July, weakness in the sub-prime lending sector had spread to other areas of the bond market, causing a flight to quality among fixed-income investors that created difficult liquidity conditions in a number of market sectors. Some highly leveraged institutional investors were forced to sell their more liquid and creditworthy bonds in order to raise cash for redemption requests and margin calls, which put downward pressure on prices of securities in market sectors with little or no exposure to sub-prime loans.

In an effort to promote greater liquidity and forestall a possible recession, the Federal Reserve Board (the "Fed") reduced key short-term interest rates in August, September, October and December and pumped liquidity into the banking system. However, mounting losses among major financial institutions and intensifying concerns regarding a possible recession continued to weigh heavily on the bond market. Nonetheless, U.S. government securities fared relatively well during the flight to quality, with U.S. Treasury securities posting attractive gains. In contrast, higher yielding bonds, including most corporate-backed and mortgage-backed securities, lost value over the second half of the year as investors reassessed their attitudes toward risk.

Non-Treasury Holdings Hurt the Portfolio's Performance Relative to the Benchmark

Strategies that had supported the portfolio's performance relative to its benchmark in previous reporting periods proved to be less successful during the credit crunch. As the crisis unfolded, the portfolio's relatively light holdings of U.S. Treasuries and overweight position in shorter-duration corporate bonds and asset-backed securities proved to be a drag on its relative performance. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on financial services companies that tend to be less vulnerable to risks associated with leveraged buyouts. However, this focus detracted from relative performance during the credit crisis. While the portfolio's holdings of asset-backed securities were composed primarily of AAA-rated bonds and fixed-rate mortgages, their underperformance had a negative impact on the portfolio's returns. A modest position in high yield bonds also lagged the averages.

On a more positive note, the portfolio's underweight exposure to mortgage-backed securities helped shield it from some of the sector's weakness. The portfolio's "bulleted" yield curve strategy benefited returns as the Fed cut interest rates and the yield curve steepened. The portfolio's modest holdings of non-dollar securities and the purchase of call options on U.S. Treasuries also contributed positively to performance.

Maintaining Caution in a Changing Market

Despite the Fed's attempts to calm the markets, uncertainty has persisted with regard to the future impact on the U.S. economy of elevated energy prices, the housing recession, ongoing sub-prime turmoil and mounting bank losses. Recent price dislocations have created opportunities to purchase high-quality corporate securities and other short-duration assets at what we believe to be more attractive valuations. However, we have not yet done so, as we currently prefer to maintain a cautious investment posture until the economic and market outlooks become clearer. In our view, these are prudent strategies in today's uncertain market environment.

January 15, 2008

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Quality Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through June 30, 2007, at which time it was terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not include fees and expenses to which the portfolio is subject.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio Initial shares and Service shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Initial shares	**3.54%**	**3.71%**	**4.95%**
Service shares	**3.31%**	**3.46%**	**4.76%**

The data for Service shares primarily represents the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. ***The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.***

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Quality Bond Portfolio on 12/31/97 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2007 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.93	$ 5.21
Ending value (after expenses)	$1,026.20	$1,025.10

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.92	$ 5.19
Ending value (after expenses)	$1,021.32	$1,020.06

† *Expenses are equal to the portfolio's annualized expense ratio of .77% for Initial shares and 1.02% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007

Bonds and Notes–118.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.1%				
Raytheon, Sr. Unscd. Notes	5.50	11/15/12	210,000	**218,883**
Agricultural–.6%				
Philip Morris, Sr. Unscd. Notes	7.75	1/15/27	805,000	**1,040,013**
Asset-Backed Ctfs./ Auto Receivables–2.6%				
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	270,000 a	245,530
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	895,000	894,824
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. A4	3.72	10/15/09	607,509	604,490
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	650,000	650,139
Ford Credit Auto Owner Trust, Ser 2005-C, Cl. C	4.72	2/15/11	240,000	240,695
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	215,000	211,567
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 a	239,197
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	300,000	301,542
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	610,000	573,449
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	325,000	324,844
				4,286,277
Asset-Backed Ctfs./Credit Cards–3.4%				
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	5.42	1/15/13	1,400,000 a,b	1,348,408
BA Credit Card Trust, Ser. 2007-C1, Cl. C1	5.32	6/15/14	1,725,000 b	1,604,537
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	5.47	1/9/12	2,675,000 b	2,585,601
				5,538,546

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans–3.7%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	4.93	4/25/36	72,089 [b]	71,849
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	525,000 [b]	495,701
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	4.91	5/25/36	118,686 [b]	117,656
Centex Home Equity, Ser. 2006-A, Cl. AV1	4.92	6/25/36	37,884 [b]	37,744
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	950,000 [b]	938,429
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	995,195 [b]	990,886
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	100,000 [b]	18,642
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	350,000 [b]	52,500
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2,Cl. AF1	5.72	12/25/36	36,134 [b]	35,850
First NLC Trust, Ser. 2005-3, Cl. AV2	5.10	12/25/35	114,388 [b]	114,250
GSAA Trust, Ser. 2006-7, Cl. AV1	4.95	3/25/46	301,416 [b]	300,956
GSAMP Trust, Ser. 2006-S4, Cl. A1	4.96	5/25/36	152,385 [b]	122,995
JP Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	4.91	5/25/36	87,559 [b]	86,908
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	4.97	4/1/37	784,040 [b]	769,189
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	4.91	4/25/36	79,655 [b]	79,084
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	285,000 [b]	267,296
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	4.94	3/25/36	140,863 [b]	139,813
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	339,180 [b]	334,056

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	92,589 b	92,195
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	4.91	6/25/36	188,248 b	185,630
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	137,207 b	103,726
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	140,000 b	129,170
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	126,768 b	74,535
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.78	7/22/30	270,000 a,b	216,240
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	4.93	2/25/37	259,058 b	257,419
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	4.90	5/25/36	39,040 b	38,958
				6,071,677
Asset-Backed Ctfs./				
Manufactured Housing−.2%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	249,576	258,725
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	112,842	112,672
				371,397
Automobile Manufacturers−.1%				
Daimler Finance North America, Notes	4.88	6/15/10	175,000	**174,322**
Banks−8.0%				
Barclays Bank, Sub. Notes	5.93	9/29/49	155,000 a,b	144,469
Barclays Bank, Jr. Sub. Bonds	7.43	9/29/49	100,000 a,b	104,098
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	260,000	248,950

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Chuo Mitsui Trust & Banking, Jr. Sub. Notes	5.51	12/29/49	245,000 a,b	225,604
Colonial Bank, Sub. Notes	6.38	12/1/15	500,000	494,915
Colonial Bank, Sub. Notes	8.00	3/15/09	140,000	144,709
First Union, Sub. Notes	6.38	1/15/09	610,000	619,967
Glitnir Banki, Sub. Notes	6.69	6/15/16	270,000 a,b	272,201
ICICI Bank, Bonds	5.79	1/12/10	250,000 a,b	246,892
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	190,000	189,682
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	275,000 b	255,327
Marshall & Ilsley Bank, Sub. Notes, Ser. BN	5.40	12/4/12	1,750,000 b	1,652,520
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	620,000	643,870
Northern Rock, Sub. Notes	5.60	4/29/49	535,000 a,b	332,098
Regions Financial, Sr. Unscd. Notes	4.98	8/8/08	825,000 b	823,800
Resona Bank, Notes	5.85	9/29/49	255,000 a,b	237,440
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	830,000 a,b	828,949
Shinsei Finance Cayman, Jr. Sub. Bonds	6.42	1/29/49	475,000 a,b	403,899
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	525,000 b	523,363
Sovereign Bancorp, Sr. Unscd. Notes	5.11	3/23/10	370,000 b	367,346
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	435,000 b	384,213
Wachovia Bank, Sub. Notes	5.00	8/15/15	495,000	468,820
Washington Mutual, Sr. Unscd. Notes	5.54	1/15/10	475,000 b	441,809

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Banks (continued)					
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	290,000		303,373
Wells Fargo Bank, Sub. Notes	7.55	6/21/10	1,910,000		2,042,569
Zions Bancorporation, Sr. Unscd. Notes	5.36	4/15/08	365,000	b	362,363
Zions Bancorporation, Sub. Notes	6.00	9/15/15	465,000		452,160
					13,215,406
Building & Construction−.1%					
Masco, Sr. Unscd. Notes	5.43	3/12/10	240,000	b	**231,945**
Chemicals−.6%					
ICI Wilmington, Gtd. Notes	4.38	12/1/08	425,000		424,508
Lubrizol, Gtd. Notes	4.63	10/1/09	445,000		447,078
Rohm & Haas, Unsub. Notes	5.60	3/15/13	145,000		150,839
					1,022,425
Commercial & Professional Services−.4%					
ERAC USA Finance, Notes	5.23	4/30/09	110,000	a,b	109,539
ERAC USA Finance, Bonds	5.60	5/1/15	310,000	a	295,211
ERAC USA Finance, Notes	7.95	12/15/09	210,000	a	220,472
					625,222
Commercial Mortgage Pass-Through Ctfs.−9.9%					
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	812,817		811,638
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	190,000		192,407
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.14	4/25/36	90,458	a,b	87,673
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.23	4/25/34	160,965	a,b	156,664

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.45	12/25/33	162,158 a,b	160,120
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	6.34	7/25/36	406,995 a,b	284,896
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	6.57	4/25/36	100,790 a,b	67,529
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	7.87	11/25/35	107,581 a,b	75,306
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.37	1/25/36	79,215 a,b	60,773
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB	5.17	12/11/38	605,000	601,647
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	200,000	201,496
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	500,000	506,094
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.69	9/11/38	430,000 b	440,999
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	405,550	407,565
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	340,000	342,811
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.22	5/15/23	420,861 a,b	414,674
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	190,000 a	186,561
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	505,000 a	491,658
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	240,000 a	237,742
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	350,000 a	335,412
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	340,000 a	331,153
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	170,000 a	165,376

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	5.50	3/6/20	1,065,000 a,b	1,020,367
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.69	3/6/20	395,000 a,b	379,243
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.30	3/6/20	225,000 a,b	204,554
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	340,000	335,646
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	725,000	727,122
JP Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	425,000 b	439,170
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	610,000	641,773
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	505,000	504,260
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	165,000 b	165,992
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A3	5.40	7/12/34	590,000	599,737
Morgan Stanley Capital I, Ser. 2005-HQ5, Cl. A2	4.81	1/14/42	515,000	513,490
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	500,000	500,438
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	385,000	385,627
Morgan Stanley Capital I, Ser. 2007-T27, Cl. A2	5.65	6/13/42	380,000 b	387,165
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	915,000	930,767
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	233,699	233,852
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	135,000 a	128,967
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	325,000 b	335,170

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)					
Washington Mutual Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,059,737	a	1,045,309
					16,038,843
Diversified Financial Services−13.6%					
American Express Credit, Sr. Unscd. Notes	5.30	11/9/09	315,000	b	309,813
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	233,000	b	232,389
Amvescap, Gtd. Notes	5.38	2/27/13	250,000		239,709
Bear Stearns, Notes	3.25	3/25/09	1,900,000	c	1,840,338
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	475,000		469,391
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	490,000		526,361
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	550,000	a	435,754
Citigroup, Sr. Unscd. Notes	5.30	10/17/12	440,000		446,192
Countrywide Financial, Gtd. Notes	5.80	6/7/12	355,000		259,561
Countrywide Home Loans, Gtd. Notes, Ser. L	3.25	5/21/08	250,000	c	225,936
Credit Suisse First Boston USA, Gtd. Notes	4.13	1/15/10	1,910,000		1,901,798
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	426,000	b	382,017
Credit Suisse USA, Gtd. Notes	5.50	8/16/11	730,000		750,704
Ford Motor Credit, Unscd. Notes	7.38	10/28/09	965,000		908,675
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	425,000	a,b	428,932
General Electric Capital, Sr. Notes	5.28	10/21/10	945,000	b	945,206
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	315,000	b	280,716

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Goldman Sachs Group, Sr. Sub. Notes	5.63	1/15/17	195,000	190,765
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	625,000 b	579,188
HSBC Finance, Notes	5.50	1/19/16	495,000	483,862
Janus Capital Group, Notes	6.25	6/15/12	350,000	358,701
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	680,000	609,710
John Deere Capital, Notes	5.16	9/1/09	310,000 b	310,726
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	780,000	765,609
Kaupthing Bank, Sub. Notes	7.13	5/19/16	225,000 a	206,584
Lehman Brothers Holdings, Notes	4.25	1/27/10	1,905,000	1,872,777
Lehman Brothers Holdings, Sr. Notes	5.08	8/21/09	620,000 b	602,718
Lehman Brothers Holdings, Sr. Notes	6.00	7/19/12	155,000 c	157,982
MBNA, Notes	6.13	3/1/13	750,000	782,353
Merrill Lynch, Sub. Notes	5.70	5/2/17	740,000	706,539
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,097,000	1,029,088
Morgan Stanley, Sr. Unscd. Notes	5.75	10/18/16	1,215,000	1,200,964
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	350,000 b	332,031
Pemex Project Funding Master Trust, Gtd. Notes	5.75	3/1/18	405,000 a	406,013
SB Treasury, Jr. Sub. Bonds	9.40	12/29/49	180,000 a,b	183,566
SMFG Preferred Capital, Sub. Bonds	6.08	1/29/49	525,000 a,b	486,266

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Tokai Preferred Capital, Bonds	9.98	12/29/49	255,000 a,b	258,404
Windsor Financing, Gtd. Notes	5.88	7/15/17	109,739 a	115,595
				22,222,933
Electric Utilities–3.3%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	500,000	489,113
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. D	5.30	12/1/16	400,000	394,155
Consumers Energy, First Mortgage Bonds, Ser. O	5.00	2/15/12	655,000	650,788
Enel Finance International, Gtd. Notes	5.70	1/15/13	185,000 a	188,031
FPL Group Capital, Gtd. Debs.	5.63	9/1/11	950,000	973,574
Gulf Power, Sr. Unsub. Notes, Ser. M	5.30	12/1/16	475,000	473,010
National Grid, Sr. Unscd. Notes	6.30	8/1/16	605,000	618,660
Nevada Power, Mortgage Notes, Ser. R	6.75	7/1/37	265,000	275,254
NiSource Finance, Gtd. Notes	5.25	9/15/17	375,000	345,380
NiSource Finance, Gtd. Notes	5.59	11/23/09	260,000 b	257,604
Ohio Power, Unscd. Notes	5.42	4/5/10	390,000 b	386,787
Sierra Pacific Power, Mortgage Notes, Ser. P	6.75	7/1/37	130,000	135,030
Southern, Sr. Unsub. Notes, Ser. A	5.30	1/15/12	290,000	295,528
				5,482,914
Environmental Control–.6%				
Allied Waste North America, Scd. Notes, Ser. B	5.75	2/15/11	175,000	172,375
Allied Waste North America, Scd. Notes	6.38	4/15/11	140,000	139,300

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Environmental Control (continued)						
Republic Services, Sr. Unsub. Notes		6.75	8/15/11	365,000		382,923
USA Waste Services, Sr. Unscd. Notes		7.00	7/15/28	225,000		239,366
						933,964
Food & Beverages−.3%						
H.J. Heinz, Notes		6.43	12/1/20	225,000	a	229,112
Kraft Foods, Sr. Unscd. Notes		6.00	2/11/13	100,000		102,923
Tyson Foods, Sr. Unscd. Notes		6.85	4/1/16	200,000	b	206,231
						538,266
Foreign/Governmental−2.2%						
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.33	6/16/08	660,000	b	657,690
Export-Import Bank of Korea, Unsub. Notes		4.50	8/12/09	575,000		569,196
Federal Republic of Brazil, Unscd. Bonds	BRL	12.50	1/5/16	1,245,000	c,d	761,338
Republic of Argentina, Bonds		5.39	8/3/12	1,435,000	b	812,569
Republic of Argentina, Bonds, Ser. VII		7.00	9/12/13	425,000		374,425
Russian Federation, Unsub. Bonds		8.25	3/31/10	491,688	a	511,356
						3,686,574
Health Care−1.1%						
American Home Products, Unscd. Notes		6.95	3/15/11	325,000	b	346,539
Community Health Systems, Gtd. Notes		8.88	7/15/15	205,000		209,869
Coventry Health Care, Sr. Unscd. Notes		5.95	3/15/17	225,000		221,000
Medco Health Solutions, Sr. Unscd. Notes		7.25	8/15/13	155,000		169,992
Teva Pharmaceutical Finance, Gtd. Notes		6.15	2/1/36	325,000		323,817

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
UnitedHealth Group, Sr. Unscd. Notes	5.38	3/15/16	250,000	245,436
Wellpoint, Sr. Unsub. Notes	5.88	6/15/17	255,000	257,196
				1,773,849
Lodging & Entertainment−.1%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	210,000	**215,775**
Machinery−.2%				
Atlas Copco, Bonds	5.60	5/22/17	185,000 [a]	185,402
Case New Holland, Gtd. Notes	7.13	3/1/14	190,000	190,475
				375,877
Media−1.2%				
AOL Time Warner, Gtd. Notes	6.75	4/15/11	480,000	500,304
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	510,000	520,053
Comcast, Gtd. Notes	5.50	3/15/11	530,000	535,454
News America Holdings, Gtd. Debs	7.70	10/30/25	425,000	478,627
				2,034,438
Oil & Gas−1.1%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	90,000	92,025
Enterprise Products Operating, Gtd. Notes, Ser. B	5.60	10/15/14	810,000	809,503
Gazprom, Sr. Unscd. Notes	6.51	3/7/22	420,000 [a]	400,344
Hess, Unscd. Notes	6.65	8/15/11	470,000	496,452
				1,798,324
Packaging & Containers−.3%				
Ball, Gtd. Notes	6.88	12/15/12	120,000	122,400
Crown Americas, Gtd. Notes	7.63	11/15/13	325,000	333,938
				456,338

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance—2.4%				
Allstate,				
Jr. Sub. Debs.	6.50	5/15/67	170,000 [b]	158,711
American International Group,				
Sr. Unscd. Notes	5.05	10/1/15	270,000	261,157
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	950,000	951,284
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	450,000	451,106
Lincoln National,				
Sr. Unscd. Notes	5.21	3/12/10	425,000 [b]	417,589
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	1,050,000	1,017,689
Nippon Life Insurance,				
Notes	4.88	8/9/10	475,000 [a]	480,182
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	205,000	205,248
				3,942,966
Real Estate Investment Trusts—4.4%				
Arden Realty,				
Sr. Unscd. Notes	5.25	3/1/15	350,000	352,240
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	245,000	256,098
Boston Properties,				
Sr. Unscd. Notes	5.00	6/1/15	470,000	436,059
Duke Realty,				
Sr. Notes	5.88	8/15/12	1,250,000	1,264,043
ERP Operating,				
Notes	5.13	3/15/16	350,000	326,172
ERP Operating,				
Notes	5.25	9/15/14	85,000	81,101
ERP Operating,				
Unscd. Notes	5.38	8/1/16	145,000	136,996
ERP Operating,				
Unscd. Notes	5.50	10/1/12	285,000	282,813
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	325,000	313,366
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	100,000	102,736
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	475,000	452,153

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
HRPT Properties Trust, Sr. Unscd. Notes	5.59	3/16/11	238,000 b	229,946
Istar Financial, Sr. Unscd. Notes	5.50	3/9/10	650,000 b	583,169
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	185,000	173,389
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	225,000	228,137
Mack-Cali Realty, Notes	5.25	1/15/12	400,000	405,988
Mack-Cali Realty, Sr. Unscd. Notes	5.80	1/15/16	400,000	400,372
National Retail Properties, Sr. Unscd. Notes	6.15	12/15/15	210,000	210,148
Regency Centers, Gtd. Notes	5.25	8/1/15	145,000	137,645
Regency Centers, Gtd. Notes	5.88	6/15/17	120,000	116,167
Simon Property Group, Unsub. Notes	5.00	3/1/12	550,000	536,972
Simon Property Group, Unscd. Notes	5.75	5/1/12	150,000	151,040
				7,176,750
Residential Mortgage Pass-Through Ctfs.–4.3%				
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	171,346 b	172,035
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	24,713 b	24,656
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	950,000 b	881,729
Citigroup Mortgage Loan Trust, Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	1,793 b	1,793
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	580,000 b	552,367
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,053,748 b	1,056,222

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,869,882	1,871,431
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.22	5/25/36	266,675 b	251,823
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.05	6/25/36	69,840 b	47,987
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	720,810 b	729,034
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	425,000 b	406,002
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	475,000 b	437,912
Washington Mutual Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	575,000 b	570,872
				7,003,863
Retail—.5%				
CVS Caremark, Sr. Unscd. Notes	5.44	6/1/10	250,000 b	247,486
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	155,000	158,901
Delhaize Group, Sr. Unsub Notes	6.50	6/15/17	125,000	128,103
Federated Retail Holdings, Gtd. Bonds	5.35	3/15/12	90,000	87,768
Federated Retail Holdings, Gtd. Notes	5.90	12/1/16	160,000	150,942
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	110,000	113,090
				886,290
Specialty Steel—.2%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	270,000 a	**272,700**
State/Territory Gen Oblg—2.3%				
Delaware Housing Authority, SFMR	5.80	7/1/16	340,000	346,440

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory				
Gen Oblg (continued)				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	400,000	368,568
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	375,000 b	355,538
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	1,425,000	1,342,507
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	720,000	686,916
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	735,000	706,813
				3,806,782
Telecommunications–1.5%				
AT & T Wireless, Sr. Unscd. Notes	8.75	3/1/31	235,000	305,423
AT & T, Sr. Unscd. Notes	4.96	5/15/08	380,000 b	379,681
AT & T, Sr. Unscd. Notes	7.30	11/15/11	440,000 b	477,145
Koninklijke KPN, Sr. Unsub. Notes	8.00	10/1/10	115,000	123,410
Koninklijke KPN, Sr. Unsub. Bonds	8.38	10/1/30	95,000	114,225
Qwest, Sr. Unscd. Notes	7.50	10/1/14	331,000	337,620
Qwest, Notes	8.88	3/15/12	30,000 b	32,250
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	375,000	386,058
Time Warner Cable, Gtd. Notes	5.85	5/1/17	255,000	256,085
Verizon Global Funding, Sr. Unscd. Notes	7.75	6/15/32	110,000	129,184
				2,541,081

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Textiles & Apparel—.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	400,000	**410,904**
U.S. Government Agencies/ Mortgage-Backed—42.1%				
Federal Home Loan Mortgage Corp.:				
5.00%			420,000 e	420,458
5.50%			15,995,000 e	15,962,370
3.50%, 9/1/10			154,936	151,526
6.00%, 11/1/37			5,342,289	5,422,905
Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32			688,951	649,581
Multiclass Mortgage Participation Ctfs. (Interest Only), Ser. 2764, Cl. IT, 5.00%, 6/15/27			7,390,400 f	741,489
Federal National Mortgage Association:				
5.00%			13,410,000 e	13,110,013
6.00%			4,195,000 e	4,258,246
4.00%, 5/1/10			766,174	759,463
5.00%, 11/1/20—11/1/21			4,751,421	4,758,250
5.50%, 9/1/34			326,951	327,020
6.00%, 9/1/22—11/1/37			9,496,310	9,675,810
7.00%, 6/1/29—9/1/29			98,077	103,471
Government National Mortgage Association I:				
5.50%, 4/15/33—3/15/34			2,615,258	2,635,972
8.00%, 9/15/08			178	178
Ser. 2004-23, Cl. B, 2.95%, 3/16/19			1,372,675	1,339,734
Ser. 2007-46, Cl. A, 3.14%, 11/16/29			410,363	403,190
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			775,464	763,145
Ser. 2006-67, Cl. A, 3.95%, 10/6/11			978,985	965,984
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			450,582	444,968
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			109,660	108,574
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			574,021	567,876
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			920,225	910,599
Ser. 2006-3, Cl. A, 4.21%, 1/16/28			937,560	929,898
Ser. 2006-5, Cl. A, 4.24%, 7/16/29			661,276	656,147
Ser. 2006-55, Cl. A, 4.25%, 7/16/29			844,462	837,403
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			665,654	661,667
Ser. 2005-87, Cl. A, 4.45%, 3/16/25			537,348	534,931
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			1,000,000	1,012,865
Government National Mortgage Association II				
7.00%, 9/20/28—7/20/29			17,178	18,180
				69,131,913

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Securities–7.1%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	923,000 c	927,976
5.00%, 5/15/37	1,578,000 c	1,720,391
U.S. Treasury Notes:		
3.38%, 9/15/09	3,125,000 c	3,142,334
3.88%, 10/31/12	255,000 c	260,080
4.25%, 9/30/12	180,000 c	186,370
4.63%, 12/31/11	370,000 c	388,211
4.63%, 11/15/16	133,000 c	139,328
4.75%, 8/15/17	260,000 c	274,686
4.88%, 6/30/12	195,000 c	206,883
5.13%, 6/30/08	4,454,000 c,g	4,492,278
		11,738,537
Total Bonds and Notes		
(cost $197,125,494)		**195,265,994**

Options–.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 4	9,250,000	24,894
U.S. Treasury 5 Year Note		
January 2008 @ 112	10,400,000	30,875
Total Options		
(cost $75,980)		**55,769**

Short-Term Investments–1.2%	Principal Amount ($)	Value ($)
U.S. Government Agencies–1.2%		
Federal National Mortgage		
Association, Discount Notes, 4.21%, 3/17/08	1,840,000	1,823,569
U.S. Treasury Bills–.0%		
3.03%, 3/27/08	80,000	79,401
Total Short-Term Investments		
(cost $1,902,990)		**1,902,970**

Other Investment−.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $697,000)	697,000 ͪ	**697,000**
Investment of Cash Collateral for Securities Loaned−6.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $10,873,567)	10,873,567 ͪ	**10,873,567**
Total Investments (cost $210,675,031)	**126.9%**	**208,795,300**
Liabilities, Less Cash and Receivables	**(26.9%)**	**(44,313,645)**
Net Assets	**100.0%**	**164,481,655**

ᵃ *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $16,092,465 or 9.8% of net assets.*

ᵇ *Variable rate security—interest rate subject to periodic change.*

ᶜ *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the portfolio's securities on loan is $10,713,217 and the total market value of the collateral held by the portfolio is $11,052,214, consisting of cash collateral of $10,873,567 and U.S. Government and agency securities valued $178,647.*

ᵈ *Principal amount stated in U.S. Dollars unless otherwise noted.*
BRL—Brazilian Real

ᵉ *Purchased on a forward commitment basis.*

ᶠ *Notional face amount shown.*

ᵍ *Partially held by the custodian in a segregated account as collateral for open financial futures positions.*

ʰ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	49.2	State/Government	
Corporate Bonds	40.9	General Obligations	2.3
Asset/Mortgage-Backed	24.1	Foreign/Governmental	2.2
Short-Term/Money		Options	.0
Market Investments	8.2		**126.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 year Notes	59	12,404,750	March 2008	32,281
U.S. Treasury 5 year Notes	68	7,499,125	March 2008	30,547
U.S. Treasury 30 year Bonds	79	9,193,625	March 2008	(100,375)
Financial Futures Short				
U.S. Treasury 10 year Notes	51	(5,782,922)	March 2008	6,779
				(30,768)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $10,713,217)–Note 1(c):		
Unaffiliated issuers	199,104,464	197,224,733
Affiliated issuers	11,570,567	11,570,567
Cash		9,779
Cash denominated in foreign currencies	63	62
Receivable for investment securities sold		14,630,058
Dividends and interest receivable		1,497,126
Receivable for futures variation margin–Note 4		267,824
Receivable for shares of Beneficial Interest subscribed		19,695
Receivable from broker for swap transactions–Note 4		6,835
Unrealized appreciation on swap contracts–Note 4		1,304
Prepaid expenses		9,406
		225,237,389
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		126,390
Payable for investment securities purchased		47,931,422
Liability for securities on loan–Note 1(c)		10,873,567
Payable for shares of Beneficial Interest redeemed		1,540,225
Unrealized depreciation on swap contracts–Note 4		166,678
Payable to broker from swap transactions–Note 4		70,566
Swap discount received		4,788
Accrued expenses		42,098
		60,755,734
Net Assets ($)		**164,481,655**
Composition of Net Assets ($):		
Paid-in capital		171,656,776
Accumulated undistributed investment income–net		2,511,056
Accumulated net realized gain (loss) on investments		(7,613,136)
Accumulated net unrealized appreciation (depreciation) on investments [including ($30,768) net unrealized (depreciation) on financial futures]		(2,073,041)
Net Assets ($)		**164,481,655**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	120,446,280	44,035,375
Shares Outstanding	10,870,861	3,989,104
Net Asset Value Per Share ($)	**11.08**	**11.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Interest	9,704,422
Dividends;	
Affiliated issuers	356,609
Income from securities lending	47,885
Total Income	**10,108,916**
Expenses:	
Investment advisory fee–Note 3(a)	1,195,532
Distribution fees–Note 3(b)	116,215
Custodian fees–Note 3(b)	42,059
Prospectus and shareholders' reports	40,011
Professional fees	39,532
Trustees' fees and expenses–Note 3(c)	9,806
Shareholder servicing costs–Note 3(b)	2,841
Miscellaneous	87,563
Total Expenses	**1,533,559**
Less–reduction in investment advisory fee due to undertaking–Note 3(a)	(85,801)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(4,116)
Net Expenses	**1,443,642**
Investment Income–Net	**8,665,274**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	284,769
Net realized gain (loss) on options transactions	22,860
Net realized gain (loss) on financial futures	(1,151,222)
Net realized gain (loss) on swap transactions	(511,285)
Net realized gain (loss) on forward currency exchange contracts	200,947
Net Realized Gain (Loss)	**(1,153,931)**
Net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions [including ($387,643) net unrealized (depreciation) on financial futures]	(1,638,329)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,792,260)**
Net Increase in Net Assets Resulting from Operations	**5,873,014**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	8,665,274	8,500,507
Net realized gain (loss) on investments	(1,153,931)	(1,065,029)
Net unrealized appreciation (depreciation) on investments	(1,638,329)	538,313
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,873,014**	**7,973,791**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial Shares	(6,690,160)	(6,935,072)
Service Shares	(2,142,188)	(1,909,726)
Total Dividends	**(8,832,348)**	**(8,844,798)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	17,904,773	18,413,862
Service Shares	21,736,487	2,378,699
Dividends reinvested:		
Initial Shares	6,690,160	6,935,072
Service Shares	2,142,188	1,909,726
Cost of shares redeemed:		
Initial Shares	(47,387,185)	(38,215,309)
Service Shares	(20,498,808)	(10,453,409)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(19,412,385)**	**(19,031,359)**
Total Increase (Decrease) in Net Assets	**(22,371,719)**	**(19,902,366)**
Net Assets ($):		
Beginning of Period	186,853,374	206,755,740
End of Period	**164,481,655**	**186,853,374**
Undistributed investment income–net	2,511,056	2,098,366

	Year Ended December 31,	
	2007	2006
Capital Share Transactions:		
Initial Shares		
Shares sold	1,604,043	1,656,604
Shares issued for dividends reinvested	601,017	624,164
Shares redeemed	(4,263,788)	(3,437,427)
Net Increase (Decrease) in Shares Outstanding	**(2,058,728)**	**(1,156,659)**
Service Shares		
Shares sold	1,961,886	214,567
Shares issued for dividends reinvested	193,322	172,423
Shares redeemed	(1,854,465)	(943,077)
Net Increase (Decrease) in Shares Outstanding	**300,743**	**(556,087)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	11.25	11.29	11.42	11.50	11.65
Investment Operations:					
Investment income—net[b]	.53	.49	.39	.37	.35
Net realized and unrealized gain (loss) on investments	(.16)	(.02)	(.11)	.01	.21
Total from Investment Operations	.37	.47	.28	.38	.56
Distributions:					
Dividends from investment income—net	(.54)	(.51)	(.41)	(.46)	(.46)
Dividends from net realized gain on investments	–	–	–	–	(.25)
Total Distributions	(.54)	(.51)	(.41)	(.46)	(.71)
Net asset value, end of period	11.08	11.25	11.29	11.42	11.50
Total Return (%)	3.54	4.23	2.48	3.37	4.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77	.75	.75	.74	.74
Ratio of net expenses to average net assets[c]	.72	.63	.60	.74	.74
Ratio of net investment income to average net assets	4.78	4.43	3.45	3.30	2.96
Portfolio Turnover Rate[d]	446.13	507.83	504.21	819.75	898.18
Net Assets, end of period ($ x 1,000)	120,446	145,490	158,999	171,424	173,534

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.28% to 3.30%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.
[b] Based on average shares outstanding at each month end.
[c] The differences for periods represents less than .01%.
[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 219.54%, 262.26%, 393.37%, 761.92% and 755.08%, respectively.

See notes to financial statements.

Service Shares	Year Ended December 31,				
	2007	2006	2005	2004a	2003
Per Share Data ($):					
Net asset value, beginning of period	11.21	11.25	11.38	11.48	11.62
Investment Operations:					
Investment income−netb	.51	.46	.36	.35	.31
Net realized and unrealized gain (loss) on investments	(.17)	(.02)	(.11)	(.01)	.24
Total from Investment Operations	.34	.44	.25	.34	.55
Distributions:					
Dividends from investment income−net	(.51)	(.48)	(.38)	(.44)	(.44)
Dividends from net realized gain on investments	–	–	–	–	(.25)
Total Distributions	(.51)	(.48)	(.38)	(.44)	(.69)
Net asset value, end of period	11.04	11.21	11.25	11.38	11.48
Total Return (%)	3.31	3.90	2.26	3.05	4.78
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.02	1.00	.99	.99	.99
Ratio of net expenses to average net assetsc	.97	.88	.84	.99	.99
Ratio of net investment income to average net assets	4.51	4.17	3.21	3.06	2.66
Portfolio Turnover Rated	446.13	507.83	504.21	819.75	898.18
Net Assets, end of period ($ x 1,000)	44,035	41,363	47,757	55,585	60,561

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] The differences for periods represents less than .01%.

[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 219.54%, 262.26%, 393.37%, 761.92% and 755.08%, respectively.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Quality Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective will be to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager served as the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio's securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, not valued by a pricing service approved by the Board of Trustees, or determined by the fund not to reflect accurately fair value are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuers and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the portfolio's policy that collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $25,784 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On December 31, 2007, the Board of Trustees declared a cash dividend of .046 and .044 per share for the Initial shares and Service shares, respectively, from undistributed investment income-net payable on January 2, 2008 (ex-dividend date) to shareholders of record as of the close of business on January 2, 2008.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended December 31, 2007.

The portfolio is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,530,170, undistributed capital losses $6,482,942 and unrealized depreciation $2,540,442. In addition, the portfolio had $681,906 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $3,171,594 of the carryover expires in fiscal 2012, $61,980 expires in fiscal 2013, $1,624,385 expires in fiscal 2014 and $1,624,983 expires in fiscal 2015.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $8,832,348 and $8,844,798, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment of amortization of premiums, paydowns gains/losses, treatment of swap periodic payments and foreign currency transactions, the portfolio increased accumulated undistributed investment income-net by $579,764 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2007, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .65% of the value of the portfolio's average daily net assets and is payable monthly. The Manager had agreed from January 1, 2007 through June 30, 2007, to waive receipt of a portion of the portfolio's investment advisory fee, in the amount of .10% of the value of the portfolio's average net assets. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $85,801 during the period ended December 31, 2007.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2007, Service shares were charged $116,215 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $529 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2007, the portfolio was charged $42,059 pursuant to the custody agreement.

During the period ended December 31, 2007, the portfolio was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $92,902, Rule 12b-1 distribution plan fees $9,418, custodian fees $20,370, chief compliance officer fees $3,616 and transfer agency per account fees $84.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4-Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended December 31, 2007, amounted to $1,097,261,175 and $1,158,422,708, respectively, of which $557,332,985 in purchases and $557,514,005 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2007, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2007.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2006				
Contracts written	36,750,000	71,134		
Contracts terminated:				
Contracts closed	29,300,000	64,243	58,272	5,971
Contracts expired	7,450,000	6,891		6,891
Contracts exercised				
Total contracts terminated	36,750,000	71,134	58,272	12,862
Contracts Outstanding December 31, 2007	**–**	**–**		

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2007 the portfolio did not have any open forward currency exchange contracts.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at December 31, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
470,000	Auto Receivables Asset Backed Securities, 2007-1, BBB Index	Lehman Brothers	1.50	2/18/2014	(49,759)
925,000	Autozone, 5.875%, 10/15/2012	Goldman, S Sachs & Co.	(.62)	6/20/2017	(2,352)
407,000	Century Tel, 7.875%, 8/15/2012	Citibank	(1.16)	9/20/2015	(11,030)
118,000	Century Tel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	(3,122)
900,000	Century Tel, 7.875%, 8/15/2012	Citibank	(1.19)	9/20/2015	(26,142)
925,000	Dow Jones CDX.NA.IG.8 Index	Goldman, Sachs & Co.	.60	6/20/2017	(22,695)
797,000	Dow Jones CDX.NA.IG.9 Index	Deutsche Bank	.80	12/20/2017	(8,189)
1,880,000	Dow Jones CDX.NA.IG.9 Index	Goldman, Sachs & Co.	.35	12/20/2008	(6,422)
460,000	Georgia-Pacific, 7.75%, 11/15/2029	JPMorgan	1.75	6/20/2012	(27,923)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,880,000	Liberty Mutual Insurance Company, 7.875%, 10/15/2026	Lehman Brothers	(.35)	12/20/2014	1,304
920,000	Meadwestvaco, 6.85%, 2012	JPMorgan	(1.10)	6/20/2017	(8,001)
290,000	TurAnlem Finance, 8%, 3/24/2014	UBS AG	1.15	1/20/2008	(1,043)
Total					**(165,374)**

The portfolio may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. At December 31, 2007, the portfolio did not have any open interest rate swap.

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a national amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the portfolio will receive a payment from or make a payment to the counterparty, respectively. At December 31, 2007, there was no open total return swap.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2007, the cost of investments for federal income tax purposes was $211,093,640; accordingly, accumulated net unrealized depreciation on investments was $2,298,340, consisting of $1,899,133 gross unrealized appreciation and $4,197,473 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Quality Bond Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Variable Investment Fund, Quality Bond Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Quality Bond Portfolio at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2008

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non- profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1990)

Principal Occupation During Past 5 Years:

- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:

- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:

- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Quality Bond Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

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